Exhibit 99.1

Background and Certain Defined Terms
In this report, unless otherwise specified, the terms “we”, “our”, “us”, the “Group”, the “Company” and “Dole” refer to Dole plc, individually or together with its subsidiaries, as the context may require. References to “Dole plc” refer to the registrant.
The term “Annual Report on Form 20-F” refers to Dole’s annual report on Form 20-F for the year ended December 31, 2023, filed on March 28, 2024 by Dole plc (File No. 001-40695).
The term “Credit Agreement” refers to the March 26, 2021 credit agreement with Coöperatieve Rabobank U.A., New York Branch, as amended from time to time.
Forward-Looking Statements
The following discussion and analysis of our financial condition, results of operations and notes to the unaudited condensed consolidated financial statements included herein may contain forward-looking statements that relate to our plans, objectives, estimates and goals and involve risks and uncertainties. Our actual results could differ materially from the forward-looking statements included herein. Statements regarding our future and projections relating to products, sales, revenues, expenditures, costs and earnings are typical of such statements. Factors that could cause or contribute to such differences include, but are not limited to, those identified below and those discussed in “Item 3D. Risk Factors” in the Annual Report on Form 20-F.
The following contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934 relating to our operations, results of operations and other matters that are based on our current expectations, estimates, assumptions and projections. Forward-looking statements are based on management’s beliefs, assumptions and expectations of our future economic performance, considering the information currently available to management. These statements are not statements of historical fact. The words “believe,” “may,” “could,” “will,” “should,” “would,” “anticipate,” “estimate,” “expect,” “intend,” “objective,” “seek,” “strive,” “target” or similar words, or the negative of these words, identify forward-looking statements. The inclusion of this forward-looking information should not be regarded as a representation by us or any other person that the future plans, estimates or expectations contemplated by us will be achieved. Such forward-looking statements are subject to various risks and uncertainties and assumptions relating to our operations, financial results, financial condition, business prospects, growth strategy and liquidity. Accordingly, there are, or will be, important factors that could cause our actual results to differ materially from those indicated in these statements. All such risk factors are difficult to predict, contain uncertainties that may materially affect actual results and may be beyond our control. New risk factors emerge from time to time, and it is not possible for management to predict all such risk factors or to assess the impact of each such risk factor on the Company. Any forward-looking statement speaks only as of the date on which such statement is made, and we do not undertake any obligation to update any forward-looking statement to reflect events or circumstances after the date on which such statement is made except as required by the federal securities laws. If one or more risks or uncertainties materialize, or if our underlying assumptions prove to be incorrect, our actual results may vary materially from what we may have expressed or implied by these forward-looking statements. We caution that you should not place undue reliance on any of our forward-looking statements.
PART I - FINANCIAL INFORMATION
Item 1. Financial Statements

DOLE PLC
CONDENSED CONSOLIDATED BALANCE SHEETS (Unaudited)

	June 30, 2024	December 31, 2023

ASSETS	(U.S. Dollars and shares in thousands)
Cash and cash equivalents	$219,649	$275,580
Short-term investments	6,182	5,899
Trade receivables, net of allowances for credit losses of $20,324 and $18,360, respectively	549,352	538,177
Grower advance receivables, net of allowances for credit losses of $19,673 and $19,839, respectively	99,423	109,958
Other receivables, net of allowances for credit losses of $13,309 and $13,227, respectively	120,603	117,069
Inventories, net of allowances of $5,056 and $4,792, respectively	368,309	378,592
Prepaid expenses	64,597	61,724
Other current assets	20,239	17,401
Fresh Vegetables current assets held for sale	484,416	414,457
Other assets held for sale	1,825	1,832
Total current assets	1,934,595	1,920,689
Long-term investments	15,302	15,970
Investments in unconsolidated affiliates	131,470	131,704
Actively marketed property	13,781	13,781
Property, plant and equipment, net of accumulated depreciation of $467,197 and $444,775, respectively	1,077,675	1,102,234
Operating lease right-of-use assets	315,801	340,458
Goodwill	434,797	513,312
DOLE brand	306,280	306,280
Other intangible assets, net of accumulated amortization of $118,505 and $134,420, respectively	28,578	41,232
Other assets	110,707	109,048
Deferred tax assets, net	69,630	66,485
Total assets	$4,438,616	$4,561,193
LIABILITIES AND EQUITY
Accounts payable	$592,724	$670,904
Income taxes payable	68,131	22,917
Accrued liabilities	360,269	357,427
Bank overdrafts	38,613	11,488
Current portion of long-term debt, net	55,201	222,940
Current maturities of operating leases	61,651	63,653
Payroll and other tax	25,704	27,791
Contingent consideration	1,099	1,788
Pension and other postretirement benefits	15,725	16,570
Fresh Vegetables current liabilities held for sale	275,626	291,342
Dividends payable and other current liabilities	39,723	29,892
Total current liabilities	1,534,466	1,716,712
Long-term debt, net	882,287	845,013
Operating leases, less current maturities	258,229	287,991
Deferred tax liabilities, net	83,892	92,653
Income taxes payable, less current portion	—	16,664
Contingent consideration, less current portion	7,252	7,327
Pension and other postretirement benefits, less current portion	116,640	121,689
Other long-term liabilities	48,461	52,295
Total liabilities	$2,931,227	$3,140,344
Contingencies (See Note 16)
Redeemable noncontrolling interests	33,817	34,185
Stockholders’ equity:
Common stock — $0.01 par value; 300,000 shares authorized; 94,952 and 94,929 shares outstanding as of June 30, 2024 and December 31, 2023	950	949
Additional paid-in capital	801,774	796,800
Retained earnings	697,504	562,562
Accumulated other comprehensive loss	(129,373)	(110,791)
Total equity attributable to Dole plc	1,370,855	1,249,520
Equity attributable to noncontrolling interests	102,717	137,144
Total equity	1,473,572	1,386,664
Total liabilities, redeemable noncontrolling interests and equity	$4,438,616	$4,561,193

See Notes to Unaudited Condensed Consolidated Financial Statements

DOLE PLC
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS (Unaudited)

	Three Months Ended		Six Months Ended
	June 30, 2024	June 30, 2023	June 30, 2024	June 30, 2023

	(U.S. Dollars and shares in thousands, except per share amounts)
Revenues, net	$2,124,091	$2,141,174	$4,245,465	$4,130,341
Cost of sales	(1,923,505)	(1,944,601)	(3,850,202)	(3,754,729)
Gross profit	200,586	196,573	395,263	375,612
Selling, marketing, general and administrative expenses	(116,604)	(115,667)	(235,554)	(236,546)
Gain on disposal of business	1,995	—	75,945	—
(Loss) gain on asset sales	(89)	10,723	328	14,696
Impairment of goodwill	—	—	(36,684)	—
Impairment of property, plant and equipment	—	—	(1,277)	—
Operating income	85,888	91,629	198,021	153,762
Other income, net	6,377	1,129	13,999	2,904
Interest income	2,624	2,640	5,703	4,949
Interest expense	(18,788)	(19,748)	(36,736)	(41,460)
Income from continuing operations before income taxes and equity earnings	76,101	75,650	180,987	120,155
Income tax expense	(25,460)	(16,593)	(59,861)	(27,587)
Equity method earnings	5,406	4,688	6,408	6,166
Income from continuing operations	56,047	63,745	127,534	98,734
Income (loss) from discontinued operations, net of income taxes	32,018	(11,438)	25,967	(25,944)
Net income	88,065	52,307	153,501	72,790
Net income attributable to noncontrolling interests	(7,948)	(10,032)	(3,241)	(16,356)
Net income attributable to Dole plc	$80,117	$42,275	$150,260	$56,434

Income (loss) per share - basic:
Continuing operations	$0.51	$0.57	$1.31	$0.86
Discontinued operations	0.34	(0.12)	0.27	(0.27)
Net income per share attributable to Dole plc - basic	$0.85	$0.45	$1.58	$0.59

Income (loss) per share - diluted:
Continuing operations	$0.50	$0.56	$1.30	$0.86
Discontinued operations	0.34	(0.12)	0.27	(0.27)
Net income per share attributable to Dole plc - diluted	$0.84	$0.44	$1.57	$0.59

Weighted-average shares:
Basic	94,930	94,909	94,930	94,904
Diluted	95,340	95,112	95,285	95,068

See Notes to Unaudited Condensed Consolidated Financial Statements

DOLE PLC
CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (Unaudited)

	Three Months Ended		Six Months Ended
	June 30, 2024	June 30, 2023	June 30, 2024		June 30, 2023

	(U.S. Dollars in thousands)
Net income	$88,065	$52,307	$153,501		$72,790
Other comprehensive income (loss), net of tax:
Net unrealized (loss) gain on derivatives	(2,834)	2,338	2,413		(4,044)
Foreign currency translation adjustment	(6,093)	1,707	(25,079)		10,576
Total other comprehensive (loss) income	(8,927)	4,045	(22,666)	—	6,532
Comprehensive income	79,138	56,352	130,835		79,322
Comprehensive (income) loss attributable to noncontrolling interests	(6,270)	(10,779)	843		(1,111)
Comprehensive income attributable to Dole plc	$72,868	$45,573	$131,678		$78,211

See Notes to Unaudited Condensed Consolidated Financial Statements

DOLE PLC
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (Unaudited)

	Six Months Ended
	June 30, 2024	June 30, 2023

Operating Activities	(U.S. Dollars in thousands)
Net income	$153,501	$72,790
(Income) loss from discontinued operations, net of taxes	(25,967)	25,944
Income from continuing operations	127,534	98,734
Adjustments to reconcile income from continuing operations to net cash provided by (used in) operating activities - continuing operations:
Depreciation and amortization	48,395	52,635
Impairment of goodwill	36,684	—
Impairment of fixed assets	1,277	—
Net gain on sale of assets and asset write-offs	(328)	(14,696)
Net gain on sale of business	(75,945)	—
Net (gain) loss on financial instruments	(7,096)	1,015
Stock-based compensation expense	4,133	2,768
Equity method earnings	(6,408)	(6,166)
Amortization of debt discounts and debt issuance costs	4,780	3,186
Deferred tax (benefit) expense	(12,704)	48
Pension and other postretirement benefit plan expense	1,088	3,091
Dividends received from equity method investments	4,193	5,105
Other	(110)	(1,179)
Changes in operating assets and liabilities:
Receivables, net of allowances	(127,190)	(36,994)
Inventories	(3,772)	44,282
Prepaids, other current assets and other assets	(7,282)	(13,790)
Accounts payable, accrued liabilities and other liabilities	18,009	(61,295)
Net cash provided by operating activities - continuing operations	5,258	76,744
Investing activities
Sales of assets	1,898	18,562
Capital expenditures	(35,693)	(35,595)
Proceeds from sale of business, net of transaction costs	115,845	—
Insurance proceeds	527	1,850
Purchases of investments	(260)	(1,150)
(Purchases) sales of unconsolidated affiliates	(388)	1,498
Other	(2,579)	(1,677)
Net cash provided by (used in) investing activities - continuing operations	79,350	(16,512)
Financing activities
Proceeds from borrowings and overdrafts	908,034	869,701
Repayments on borrowings and overdrafts	(1,021,795)	(889,593)
Dividends paid to shareholders	(15,189)	(15,184)
Dividends paid to noncontrolling interests	(19,445)	(16,174)
Other noncontrolling interest activity, net	—	(480)
Payment of contingent consideration	(996)	(1,169)
Net cash (used in) financing activities - continuing operations	(149,391)	(52,899)
Effect of foreign exchange rate changes on cash	(8,079)	3,210
Net cash provided by (used in) operating activities - discontinued operations	18,464	(2,898)
Net cash used in investing activities - discontinued operations	(1,720)	(5,410)
Cash provided by discontinued operations, net	16,744	(8,308)
(Decrease) increase in cash and cash equivalents	(56,118)	2,235
Cash and cash equivalents at beginning of period, including discontinued operations	277,005	228,840
Cash and cash equivalents at end of period, including discontinued operations	$220,887	$231,075
Supplemental cash flow information:
Income tax payments, net of refunds	$(56,096)	$(39,323)
Interest payments on borrowings	$(33,832)	$(41,159)
See Notes to Unaudited Condensed Consolidated Financial Statements

DOLE PLC
CONDENSED CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY (Unaudited)

	Equity Attributable to Dole plc
	Common Stock	Additional Paid- In Capital	Retained Earnings	Accumulated Other Comprehensive Loss	Total Equity Attributable to Dole plc	Equity Attributable to Noncontrolling Interests	Total Equity	Redeemable Noncontrolling Interests

	(U.S. Dollars in thousands)
Balance as of December 31, 2023	$949	$796,800	$562,562	$(110,791)	$1,249,520	$137,144	$1,386,664	$34,185
Net income (loss)	—	—	70,143	—	70,143	(5,333)	64,810	536
Dividends declared	—	—	(7,722)	—	(7,722)	(6,895)	(14,617)	(278)
Stock-based compensation	—	1,832	—	—	1,832	—	1,832	—
Other noncontrolling interest activity, net	—	—	—	—	—	347	347	—
Other redeemable noncontrolling interest activity, net	—	883	—	—	883	—	883	(883)
Disposal of the Progressive Produce business	—	—	—	—	—	(13,817)	(13,817)	—
Other comprehensive (loss) income, net of income tax	—	—	—	(11,333)	(11,333)	(2,612)	(13,945)	206
Balance as of March 31, 2024	$949	$799,515	$624,983	$(122,124)	$1,303,323	$108,834	$1,412,157	$33,766
Net income	$—	$—	$80,117	$—	$80,117	$7,478	$87,595	$593
Dividends declared	—	—	(7,596)	—	(7,596)	(11,998)	(19,594)	(274)
Stock-based compensation	1	1,986	—	—	1,987	—	1,987	—
Other noncontrolling interest activity, net	—	11	—	—	11	75	86	—
Other redeemable noncontrolling interest activity, net		262	—	—	262	—	262	(262)
Other comprehensive (loss), net of income tax	—	—	—	(7,249)	(7,249)	(1,672)	(8,921)	(6)
Balance as of June 30, 2024	$950	$801,774	$697,504	$(129,373)	$1,370,855	$102,717	$1,473,572	$33,817

	Equity Attributable to Dole plc
	Common Stock	Additional Paid- In Capital	Retained Earnings	Accumulated Other Comprehensive Loss	Total Equity Attributable to Dole plc	Equity Attributable to Noncontrolling Interests	Total Equity	Redeemable Noncontrolling Interests

	(U.S. Dollars in thousands)
Balance as of December 31, 2022	$949	$795,063	$469,249	$(104,133)	$1,161,128	$125,546	$1,286,674	$32,311
Net income	—	—	14,159	—	14,159	5,899	20,058	351
Dividends declared	—	—	(7,690)	—	(7,690)	(1,893)	(9,583)	(277)
Stock-based compensation	—	1,330	—	—	1,330	—	1,330	—
Other noncontrolling interest activity, net	—	(863)	—	—	(863)	1,765	902	—
Other redeemable noncontrolling interest activity, net	—	(666)	—	—	(666)	—	(666)	666
Other comprehensive income (loss), net of income tax	—	—	—	3,222	3,222	2,191	5,413	(87)
Balance as of March 31, 2023	$949	$794,864	$475,718	$(100,911)	$1,170,620	$133,508	$1,304,128	$32,964
Net income	$—	$—	$42,275	$—	$42,275	$9,358	$51,633	$715
Dividends declared	—	—	(7,687)	—	(7,687)	(16,131)	(23,818)	(279)
Stock-based compensation	—	1,045	—	—	1,045	—	1,045	—
Other noncontrolling interest activity, net	—	42	—	—	42	144	186	—
Other redeemable noncontrolling interest activity, net	—	(892)	—	—	(892)	—	(892)	892
Other comprehensive income, net of income tax	—	—	—	3,298	3,298	648	3,946	99
Balance as of June 30, 2023	$949	$795,059	$510,306	$(97,613)	$1,208,701	$127,527	$1,336,228	$34,391
See Notes to Unaudited Condensed Consolidated Financial Statements

DOLE PLC
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)
NOTE 1 — NATURE OF OPERATIONS
Dole plc is engaged in the worldwide sourcing, processing, distributing and marketing of high-quality fresh fruit and vegetables. Dole is a premier global leader in fresh produce, and the Company’s most significant products hold leading positions in their respective categories and territories. Dole is one of the largest producers of fresh bananas and pineapples, one of the largest global exporters of grapes and has a strong presence in growing categories such as berries, avocados and organic produce.
Dole conducts operations throughout North America, Latin America, Europe, Asia, the Middle East and Africa (primarily in South Africa). As a result of its global operating and financing activities, Dole is exposed to certain risks, including fluctuations in commodity and fuel costs, interest rates and foreign currency exchange rates, as well as other environmental and business risks in sourcing and selling locations.
Dole offers over 300 products that are grown and sourced, both locally and globally, from over 30 countries in various regions worldwide. These products are distributed and marketed in over 75 countries across retail, wholesale and food service channels. The Company operates through a number of business-to-business and business-to-consumer brands, the most notable being the Dole brand (“DOLE brand”).
Dole is in the process of pursuing transactions through which the Company will exit the fresh vegetables (“Fresh Vegetables”) division (the “Vegetables exit process”). As a result of the decision to exit the business, the Fresh Vegetables division’s results are reported separately as discontinued operations, net of income taxes, in the condensed consolidated statements of operations for all periods presented and its assets and liabilities are separately presented in the condensed consolidated balance sheets as assets and liabilities held for sale. Additionally, its cash flows have been separately stated as discontinued operations in the condensed consolidated statements of cash flows for all periods presented. See Note 4 “Acquisitions and Divestitures”.
NOTE 2 — BASIS OF PRESENTATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
The financial statements herein are prepared in conformity with generally accepted accounting principles in the United States (“U.S. GAAP”) and the rules and regulations of the Securities and Exchange Commission for interim financial information. As such, the interim financial statements do not include all information and notes required for annual financial statements. In the opinion of management, the unaudited condensed consolidated financial statements of Dole include all necessary adjustments, which are of a normal recurring nature, to state fairly Dole’s financial position, results of operations and cash flows.
Dole’s unaudited condensed consolidated financial statements include the accounts of majority-owned subsidiaries over which Dole exercises control, entities that are not majority-owned but require consolidation, because Dole has the ability to exercise control over operating and financial policies or has the power to direct the activities that most significantly impact the entities’ economic performance, and all variable interest entities (“VIEs”) for which Dole is the primary beneficiary.
Intercompany accounts and transactions have been eliminated on consolidation. The results of consolidated entities are included from the effective date of control or, in the case of VIEs, from the date that Dole becomes the primary beneficiary. The results of subsidiaries sold or otherwise deconsolidated are excluded from consolidated results as of the date that Dole ceases to control the subsidiary or, in the case of VIEs, when Dole ceases to be the primary beneficiary.
The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the amounts and disclosures reported in the financial statements and accompanying notes. Estimates and assumptions include, but are not limited to, the areas of customer and grower receivables, inventories, impairment of assets, useful lives of property, plant and equipment, intangible assets, income taxes, retirement benefits, business combinations, financial instruments and contingencies. Actual results could differ from these estimates and assumptions.

Interim results are subject to seasonal variations and are not necessarily indicative of the results of operations for a full year. Dole’s operations are sensitive to a number of factors, including weather-related phenomena and its effects on industry volumes, prices, product quality and costs. Operations are also sensitive to fluctuations in foreign currency exchange rates, as well as economic conditions and security risks. The interim unaudited condensed consolidated financial statements should be read in conjunction with the consolidated financial statements and accompanying notes to the consolidated financial statements in the Company’s Annual Report on Form 20-F.
For further information on management estimates and Dole’s significant accounting policies, refer to the consolidated financial statements and notes thereto included in the Annual Report on Form 20-F. There have been no material changes from the significant accounting policies disclosed in the Annual Report on Form 20-F.
NOTE 3 — NEW ACCOUNTING PRONOUNCEMENTS
New Accounting Pronouncements Not Yet Adopted
ASU 2023-07 – Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures
In November 2023, the FASB issued ASU 2023-07, Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures, which enhances interim and annual segment disclosure requirements, including disclosure of certain significant segment expenses. The amendments in this update are effective for fiscal years beginning after December 15, 2023, and interim periods within fiscal years beginning after December 15, 2024, with early adoption permitted. We are evaluating the potential impact of the new requirements on our segment disclosures.
ASU 2023-09 – Income Taxes (Topic 740): Improvements to Income Tax Disclosures
In December 2023, the FASB issued ASU 2023-09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures, which enhances certain income tax disclosure requirements, including additional disclosure related to the income tax rate reconciliation and income taxes paid. The amendments in this update are effective for annual periods beginning after December 15, 2024, with early adoption permitted. We are evaluating the potential impact of the new requirements on our income tax disclosures.

NOTE 4 — ACQUISITIONS AND DIVESTITURES
Vegetables Exit Process

On January 30, 2023, certain of Dole’s wholly owned subsidiaries entered into a Stock Purchase Agreement (the “Fresh Express Agreement”) with Fresh Express Acquisition, LLC (“Fresh Express”), pursuant to which Fresh Express agreed to acquire the Fresh Vegetables division for approximately $293.0 million in cash, subject to certain adjustments set forth in the Fresh Express Agreement. On March 27, 2024, the Fresh Express Agreement was terminated due to a failure to obtain regulatory approval, and Dole announced that it is in the process of pursuing alternative transactions through which it will exit the Fresh Vegetables business. As of June 30, 2024, the Company believes it will complete the Vegetables exit process within the next 12 months.
The Fresh Vegetables division comprises substantially all of the assets and all of the liabilities of the former Fresh Vegetables reportable segment. Certain assets of the Fresh Vegetables reportable segment that are excluded from the exit process are not material, individually or in the aggregate.

The Company determined that exiting the Fresh Vegetables business represents a strategic shift that will have a material effect on the Company’s operations and results. As such, the results of the Fresh Vegetables division have been classified as discontinued operations in the condensed consolidated statements of operations for the periods presented, and its related assets and liabilities have been classified as held for sale in the condensed consolidated balance sheets as of March 31, 2023 and onwards. As a result, depreciation on property, plant and equipment and amortization on operating lease right-of-use assets have ceased as of March 31, 2023. Additionally, its cash flows have been separately stated as discontinued operations in the condensed consolidated statements of cash flows for all periods presented.

Upon exiting the business, Dole does not anticipate having significant continuing involvement with the Fresh Vegetables division with the possible exception of limited transition service arrangements that, if they occur, are not expected to be material to Dole’s continuing operations.
The following tables present the results of the Fresh Vegetables division as reported in income (loss) from discontinued operations, net of income taxes, in the condensed consolidated statements of operations and the carrying value of assets and liabilities as presented within assets and liabilities held for sale in the condensed consolidated balance sheets.

	Three Months Ended		Six Months Ended
	June 30, 2024	June 30, 2023	June 30, 2024	June 30, 2023

	(U.S. Dollars in thousands)
Revenues, net	$297,505	$301,572	$587,795	$596,454
Cost of sales	(265,091)	(294,212)	(526,621)	(582,939)
Gross profit	32,414	7,360	61,174	13,515
Selling, marketing, general and administrative expenses	(10,952)	(13,627)	(22,469)	(27,804)
Transaction and other operating costs	(259)	(5,319)	(714)	(6,819)
Loss on asset sales	—	—	(221)	—
Operating income (loss) from discontinued operations	21,203	(11,586)	37,770	(21,108)
Other income, net	876	353	885	406
Net interest income (expense)[1]	(217)	(2,967)	(1,653)	(3,206)
Income (loss) from discontinued operations before income taxes	21,862	(14,200)	37,002	(23,908)
Income tax benefit (expense)	10,279	2,803	(11,003)	(2,069)
(Income) loss from discontinued operations attributable to noncontrolling interests	(123)	(41)	(32)	33
Income (loss) from discontinued operations, net of income taxes	$32,018	$(11,438)	$25,967	$(25,944)
1 Net interest expense presented within discontinued operations is net of interest income and includes the estimated allocated interest expense related to the estimated portion of Term Loan A and Term Loan B required to be repaid if the Vegetables exit process occurs. As of June 30, 2024, it is estimated that there will be no minimum prepayment on Term Loan A and Term Loan B.

	June 30, 2024	December 31, 2023

ASSETS	(U.S. Dollars in thousands)
Cash and cash equivalents	$1,238	$1,425
Current receivables, net[1]	82,916	15,633
Inventories, net	26,136	35,266
Prepaid expenses and other current assets	8,048	5,724
Property, plant and equipment, net	237,576	230,292
Operating lease right-of-use assets	109,039	107,390
Other noncurrent assets	19,463	18,727
Total Fresh Vegetables assets held for sale	$484,416	$414,457
LIABILITIES
Accounts payable	$69,519	$69,998
Accrued and other current liabilities	74,845	82,019
Operating lease liabilities	75,161	87,477
Deferred income tax liabilities	38,247	34,005
Other long-term liabilities	17,854	17,843
Total Fresh Vegetables liabilities held for sale	$275,626	$291,342
1As of June 30, 2024, the Fresh Vegetables division was not participating in the third-party trade receivables sales arrangements with recourse provisions described in Note 8 “Receivables and Allowances for Credit Losses.”
Sale of Progressive Produce
On February 27, 2024, Dole entered into a definitive agreement with PTF Holdings, LLC (“PTF Holdings”) pursuant to which Dole agreed to sell its 65.0% stake in Progressive Produce (the “Progressive Produce business”) to PTF Holdings for gross proceeds of $120.3 million in cash (the “Progressive Transaction”). On March 13, 2024, Dole completed the Progressive Transaction. The Progressive Produce business was reported within the Diversified Fresh Produce – Americas and the Rest of World (“Diversified Fresh Produce – Americas and ROW”) reportable segment. As a result of the sale, Dole recognized a gain on the sale of $75.9 million for the six months ended June 30, 2024, included within gain on the disposal of business in the condensed consolidated statements of operations. The three months ended June 30, 2024 included an adjustment to this gain of $2.0 million related to additional cash consideration received post-period end on settlement of purchase price adjustments during the period. The carrying amount of net assets sold amounted to $41.9 million, including allocated goodwill of $36.0 million. Associated transaction costs were not material. On April 25, 2024, Dole voluntarily prepaid $100.0 million of its Term Loan A and Term Loan B facilities with proceeds from the sale of the Progressive Produce business.
Other Acquisitions and Divestitures
The Company normally engages in acquisitions to grow its business and product offerings. Other acquisitions and divestitures in the three and six months ended June 30, 2024 and June 30, 2023 were not material. In the six months ended June 30, 2024 and June 30, 2023, total goodwill acquired was $0.7 million and $3.3 million, respectively, and was assigned to the Diversified Fresh Produce – EMEA reportable segment. There were no material gains or losses recorded for other acquisition activity in either period.

NOTE 5 — REVENUE
Revenue consists primarily of product revenue, which includes the selling of fresh produce, health foods and consumer goods to third-party customers. Fresh produce comprises two main product categories, tropical fruit and diversified produce. Tropical fruit primarily consists of bananas and pineapples, and diversified produce primarily consists of all other fruit, vegetables and other produce. Product revenue also includes surcharges for additional product services such as freight, cooling, warehousing, fuel, containerization, handling and palletization related to the transfer of products.
Revenue also includes service revenue, which includes third-party freight services and royalties for the use of Company brands and trademarks. Additionally, the Company maintains a commercial cargo business where revenue is earned by providing handling and transportation services of containerized cargo on Company vessels. Net service revenues were less than 10% of total revenue for the three and six months ended June 30, 2024 and June 30, 2023.
The following table presents the Company's disaggregated revenue by similar types of products and services for the three and six months ended June 30, 2024 and June 30, 2023:

	Three Months Ended		Six Months Ended
	June 30, 2024	June 30, 2023	June 30, 2024	June 30, 2023

	(U.S. Dollars in thousands)
Diversified produce	$1,289,146	$1,317,350	$2,605,966	$2,516,111
Tropical fruit	749,148	725,859	1,464,112	1,417,581
Health foods and consumer goods	34,331	33,941	68,068	65,239
Commercial cargo	44,887	46,481	90,190	93,656
Other	6,579	17,543	17,129	37,754
Total revenue, net	$2,124,091	$2,141,174	$4,245,465	$4,130,341
The following table presents the Company's disaggregated revenue by channel for the three and six months ended June 30, 2024 and June 30, 2023:

	Three Months Ended		Six Months Ended
	June 30, 2024	June 30, 2023	June 30, 2024	June 30, 2023

Third party revenue:	(U.S. Dollars in thousands)
Retail	$1,254,172	$1,285,780	$2,483,019	$2,457,163
Wholesale	676,017	638,108	1,374,131	1,255,395
Food service	121,987	132,345	233,717	240,204
Commercial cargo	44,887	46,481	90,190	93,656
Other	1,588	15,043	7,757	29,915
Revenue from sales to unconsolidated affiliates	25,440	23,417	56,651	54,008
Total revenue, net	$2,124,091	$2,141,174	$4,245,465	$4,130,341
NOTE 6 — SEGMENTS
Accounting for the anticipated exit from the Fresh Vegetables division, Dole has the following three reportable segments, which align with the manner in which the business is managed: Fresh Fruit, Diversified Fresh Produce – Europe, the Middle East and Africa (“Diversified Fresh Produce – EMEA”) and Diversified Fresh Produce – Americas & ROW. The Company’s reportable segments are based on (i) financial information reviewed by the Chief Operating Decision Maker (“CODM”), defined as the Chief Executive Officer (“CEO”) and Chief Operating Officer (“COO”), (ii) internal management and related reporting structures and (iii) the basis upon which the CODM assesses performance and allocates resources.
Fresh Fruit: The Fresh Fruit reportable segment primarily sells bananas and pineapples which are sourced from local growers or Dole-owned and leased farms, predominately located in Latin America, and sold throughout North America, Europe, Latin America and Asia. This segment also operates a commercial cargo business, which offers available capacity to transport third party cargo on company-owned vessels that are primarily used internally for transporting bananas and pineapples between Latin America, North America and Europe.

Diversified Fresh Produce – EMEA: The Diversified Fresh Produce – EMEA reportable segment includes Dole’s Irish, Dutch, Spanish, Portuguese, French, Italian, United Kingdom (“U.K.”), Swedish, Danish, South African, Czech, Slovakian, Polish, German and Brazilian businesses, the majority of which sell a variety of imported and local fresh fruits and vegetables through retail, wholesale and, in some instances, food service channels across the European marketplace.
Diversified Fresh Produce – Americas & ROW: The Diversified Fresh Produce – Americas & ROW reportable segment includes Dole’s United States (“U.S.”), Canadian, Mexican, Chilean, Peruvian and Argentinian businesses, all of which market globally and locally sourced fresh produce from third-party growers or Dole-owned farms through retail, wholesale and food service channels globally.
Segment performance is evaluated based on a variety of factors, of which revenue and adjusted earnings before interest expense, income taxes and depreciation and amortization (“Adjusted EBITDA”) are the primary financial measures reviewed by the CODM. Management does not use assets by segment to evaluate performance or allocate resources. Therefore, assets by segment are not disclosed.
All transactions between reportable segments are eliminated in consolidation.
Adjusted EBITDA is reconciled below to net income by (1) adding the income or subtracting the loss from discontinued operations, net of income taxes; (2) subtracting the income tax expense or adding the income tax benefit; (3) subtracting interest expense; (4) subtracting depreciation charges; (5) subtracting amortization charges on intangible assets; (6) subtracting mark to market losses or adding mark to market gains related to unrealized impacts from certain derivative instruments and foreign currency denominated borrowings, realized impacts on noncash settled foreign currency denominated borrowings, net foreign currency impacts on liquidated entities and fair value movements on contingent consideration; (7) other items which are separately stated based on materiality, which, during the three and six months ended June 30, 2024 and June 30, 2023, included adding or subtracting asset write-downs from extraordinary events, net of insurance proceeds, adding the gain or subtracting the loss on the disposal of business interests, adding the gain or subtracting the loss on asset sales for assets held for sale and actively marketed property, subtracting impairment charges on goodwill and subtracting costs incurred for the cyber-related incident; and (8) the Company’s share of these items from equity method investments.

The following table provides revenue and Adjusted EBITDA by reportable segment:

	Three Months Ended		Six Months Ended
	June 30, 2024	June 30, 2023	June 30, 2024	June 30, 2023

Revenue:	(U.S. Dollars in thousands)
Fresh Fruit	$851,451	$839,043	$1,675,680	$1,637,953
Diversified Fresh Produce — EMEA	944,851	915,629	1,798,449	1,713,729
Diversified Fresh Produce — Americas & ROW	356,057	417,645	832,939	840,396
Total segment revenue	2,152,359	2,172,317	4,307,068	4,192,078
Intersegment revenue	(28,268)	(31,143)	(61,603)	(61,737)
Total consolidated revenue, net	$2,124,091	$2,141,174	$4,245,465	$4,130,341

Segment Adjusted EBITDA:
Fresh Fruit	$70,619	$65,816	$140,054	$135,027
Diversified Fresh Produce — EMEA	42,695	42,603	68,654	66,009
Diversified Fresh Produce — Americas & ROW	12,107	14,262	26,812	22,032
Adjustments:
Income tax expense	(25,460)	(16,593)	(59,861)	(27,587)
Interest expense	(18,788)	(19,748)	(36,736)	(41,460)
Depreciation	(22,388)	(23,142)	(44,236)	(47,445)
Amortization of intangible assets	(1,886)	(2,574)	(4,159)	(5,190)
Mark to market gains (losses)	2,214	(1,035)	5,084	(1,857)
Gain (loss) on asset sales	—	10,387	(31)	14,554
Gain on disposal of business	1,995	—	75,945	—
Cyber-related incident	—	(571)	—	(5,321)
Impairment of goodwill	—	—	(36,684)	—
Other items	(74)	(190)	1,726	(863)
Items in equity method earnings:
Dole's share of depreciation	(1,491)	(1,903)	(3,471)	(3,664)
Dole's share of amortization	(550)	(645)	(1,103)	(1,256)
Dole's share of income tax expense	(1,694)	(2,172)	(2,261)	(2,656)
Dole's share of interest expense	(911)	(750)	(1,861)	(2,059)
Dole's share of other items	(341)	—	(338)	470
Income from continuing operations	56,047	63,745	127,534	98,734
Income (loss) from discontinued operations, net of income taxes	32,018	(11,438)	25,967	(25,944)
Net income	$88,065	$52,307	$153,501	$72,790

NOTE 7 — OTHER INCOME, NET
Included in other income, net, in Dole’s condensed consolidated statements of operations were the following items:

	Three Months Ended		Six Months Ended
	June 30, 2024	June 30, 2023	June 30, 2024	June 30, 2023

	(U.S. Dollars in thousands)
Rental income	$2,057	$2,119	$4,115	$4,704
Unrealized gain (loss) on foreign currency denominated borrowings	2,507	(1,052)	5,487	(3,347)
Realized gain on fair value hedges	426	490	565	468
Unrealized gain (loss) on fair value hedges	92	(616)	1,039	(100)
Gain on investments	182	70	496	867
Non-service components of net periodic pension income (cost)	906	226	1,255	(397)
(Loss) gain on contingent consideration	(136)	(18)	(152)	37
Other	343	(90)	1,194	672
Other income, net	$6,377	$1,129	$13,999	$2,904
NOTE 8 — RECEIVABLES AND ALLOWANCES FOR CREDIT LOSSES
Trade Receivables
Trade receivables as of June 30, 2024 and December 31, 2023 were $549.4 million and $538.2 million, net of allowances for credit losses of $20.3 million and $18.4 million, respectively. Trade receivables are also recorded net of allowances for sales deductions under the scope of Accounting Standards Codification (“ASC”) 606, Revenue from Contracts with Customers.
As a result of Dole’s robust credit monitoring practices, the industry in which it operates and the nature of its customer base, the credit losses associated with trade receivables have historically not been significant in comparison to net revenue and gross trade receivables. The allowance for credit losses on trade receivables is measured on a collective pool basis, when the Company believes similar risk characteristics exist among customers. Trade receivables that do not share similar risk characteristics are evaluated on a case-by-case basis. Dole estimates expected credit losses based on ongoing monitoring of customer credit, macroeconomic indicators and historical credit losses based on customer type and geographic region.
A rollforward of the allowance for credit losses for trade receivables was as follows:

Amount
(U.S. Dollars in thousands)
Balance as of December 31, 2023	$(18,360)
Additional provisions in the period	(8,083)
Recoveries of amounts previously reserved	4,861
Balance sheet write-offs	1,070
Balance sheet reclassifications	(535)
Disposals	222
Foreign exchange impact	501
Balance as of June 30, 2024	$(20,324)
Dole utilizes third-party trade receivables sales arrangements to help manage its liquidity. Certain arrangements contain recourse provisions in which Dole’s maximum financial loss is limited to a percentage of receivables sold under the arrangements. Dole derecognizes all sold receivables from the condensed consolidated balance sheets, as it accounts for the transfers as sales under ASC 860, Transfers and Servicing.

As of June 30, 2024, the Company had derecognized trade receivables under non-recourse facilities and facilities with recourse provisions of $23.8 million and $228.5 million, respectively. As of December 31, 2023, the Company had derecognized trade receivables under non-recourse facilities and facilities with recourse provisions of $13.2 million and $246.8 million, respectively. The fees associated with the sale of such receivables are recorded in interest expense in the condensed consolidated statements of operations. The Company continues to service sold receivables, and the fair value of any resulting servicing liability is immaterial.
Grower Advances
Dole makes cash advances and materials advances to third-party growers for various production needs, including labor, fertilization, irrigation, pruning and harvesting costs, and additionally incurs other supply chain costs on behalf of third-party growers that are recorded as grower advance receivables. Some of these advances are secured by collateral owned by the growers.
Grower advances are categorized as either working capital advances or term advances. Working capital advances are made to the growers during a normal seasonal growing cycle to support operational working capital needs. These advances are short-term in nature and are intended to be repaid with excess cash proceeds from the current crop harvest. Short-term grower loans and advances, whether secured or unsecured, are classified as grower advance receivables, net, in the condensed consolidated balance sheets.
Term advances are made to support longer-term grower investments. These advances are long-term in nature, are typically secured by long-term grower assets and usually involve a long-term supply agreement for the marketing of fruit. These advances typically have structured repayment terms which are payable over the term of the advance or supply agreement with excess cash proceeds from the crop harvest, after payment of any outstanding working capital advances. The term of supply agreements and term advances is generally one to ten years. The current portion of term advances is classified as grower advance receivables, net, and the non-current portion of term advances is classified as other assets in the condensed consolidated balance sheets.
Both working capital advances and term advances may bear interest. Accrued interest on these arrangements has not historically been significant to the financial statements.
The following table summarizes growers advances as of June 30, 2024 and December 31, 2023 based on whether the advances are secured or unsecured:

	June 30, 2024		December 31, 2023
	Short-Term	Long-Term	Short-Term	Long-Term

	(U.S. Dollars in thousands)
Secured gross advances to growers and suppliers	$65,613	$19,480	$67,104	$13,197
Allowance for secured advances to growers and suppliers	(8,798)	(1,301)	(11,416)	(1,317)
Unsecured gross advances to growers and suppliers	53,483	9,117	62,693	6,391
Allowance for unsecured advances to growers and suppliers	(10,875)	(4,553)	(8,423)	(4,375)
Net advances to growers and suppliers	$99,423	$22,743	$109,958	$13,896
Of the $122.2 million and $123.9 million of net advances to growers and suppliers as of June 30, 2024 and December 31, 2023, $12.3 million and $21.0 million, respectively, was considered past due.
Dole monitors the collectability of grower advances through periodic review of financial information received from growers. The allowance for credit losses for grower advances is monitored by management on a case-by-case basis, considering historical credit loss information for the grower, the timing of the growing season and expected yields, the fair value of the collateral, macroeconomic indicators, weather conditions and other miscellaneous contributing factors. Dole generally considers an advance to a grower to be past due when the advance is not fully recovered by the excess cash proceeds on the current year crop harvest or when the advance is not repaid by the excess cash proceeds by the end of the supply term agreement.

A rollforward of the allowance for expected credit losses related to grower loans and advances was as follows:

Amount
(U.S. Dollars in thousands)
Balance as of December 31, 2023	$(25,531)
Additional provisions in the period	(2,777)
Recoveries of amounts previously reserved	526
Balance sheet write-offs	18
Disposals	2,174
Balance sheet reclassifications	14
Foreign exchange impact	49
Balance as of June 30, 2024	$(25,527)
Other Receivables
Other receivables, net, are recognized at net realizable value, which reflects the net amount expected to be collected. Current and non-current balances of other receivables are included in other receivables, net, and other assets, respectively, in the condensed consolidated balance sheets. Other receivables primarily comprise value-added taxes (“VAT”) receivables, other receivables from government and tax authorities and non-trade receivables from customers, suppliers and other third parties. Based on the nature of these agreements, the timing of collection is dependent on many factors, including government legislation and the timing of settlement of the contract or arrangement.
Total other receivables as of June 30, 2024 and December 31, 2023 were $139.0 million and $138.4 million, net of allowances for credit losses of $17.9 million and $17.8 million, respectively. Of these amounts outstanding, VAT receivables represent $36.2 million and $43.1 million, respectively, net of allowances of $11.7 million as of each period end. VAT receivables are primarily related to purchases by production units and are refunded by certain taxing authorities. As of June 30, 2024 and December 31, 2023, the allowance related to non-trade receivables from customers, suppliers and other third parties was not significant.
NOTE 9 — INCOME TAXES
Dole recorded income tax expense of $25.5 million on $76.1 million of income from continuing operations before income taxes and equity earnings for the three months ended June 30, 2024 and income tax expense of $59.9 million on $181.0 million of income from continuing operations before income taxes and equity earnings for the six months ended June 30, 2024. Dole recorded income tax expense of $16.6 million on $75.7 million of income from continuing operations before income taxes and equity earnings for the three months ended June 30, 2023 and income tax expense $27.6 million on $120.2 million of income from continuing operations before income taxes and equity earnings for the six months ended June 30, 2023. Dole’s effective tax rate varies significantly from period to period due to the level, mix and seasonality of earnings generated in Ireland and its various foreign jurisdictions, including the U.S. For the three months ended June 30, 2024, the Company’s income tax expense differed from the Irish statutory rate of 12.5% primarily due to U.S. global intangible low-taxed income (“GILTI”) provisions of the 2017 Tax Cuts and Jobs Act (“Tax Act”), U.S. Subpart F income inclusion, a decrease in liabilities for uncertain tax positions, impacts of Ireland passing a tax bill in 2023 that implements Pillar Two of the Organization for Economic Co-operation and Development (“Pillar Two”) and operations in foreign jurisdictions that are taxed at different rates than the Irish statutory tax rate. For the six months ended June 30, 2024, the Company’s income tax expense differed from the Irish statutory rate of 12.5% primarily due to the gain on the sale of the equity interest in the Progressive Produce business taxed in the U.S., a nondeductible goodwill impairment charge, U.S. GILTI provisions of the Tax Act, U.S. Subpart F income inclusion, a decrease in liabilities for uncertain tax positions, impacts of Pillar Two and operations in foreign jurisdictions that are taxed at different rates than the Irish statutory tax rate. For three and six months ended June 30, 2023, the Company’s income tax expense differed from the Irish statutory rate of 12.5% primarily due to U.S. GILTI provisions of the Tax Act, U.S. Subpart F income inclusion, and operations in foreign jurisdictions that are taxed at different rates than the Irish statutory tax rate.
Dole is required to adjust its effective tax rate for each quarter to be consistent with the estimated annual effective tax rate. Jurisdictions with a projected loss where no tax benefit can be recognized are excluded from the calculation of the estimated annual effective tax rate. This could result in a higher or lower effective tax rate during a particular quarter based upon the mix and timing of actual earnings compared to annual projections.

The Company’s net deferred tax liability is primarily related to acquired intangible assets and fair value adjustments resulting from the merger of Total Produce plc and DFC Holdings, LLC (referred herein as the “Merger”) and is net of deferred tax assets related to the U.S. federal interest disallowance carryforward, U.S. state and non-U.S. net operating loss carryforwards and other temporary differences. Dole maintains a valuation allowance against certain U.S state and non-U.S. deferred tax assets. Each reporting period, the Company evaluates the need for a valuation allowance on deferred tax assets by jurisdiction and adjusts estimates as more information becomes available.
The Company is required to recognize the financial statement effects of a tax position when it is more likely than not, based on the technical merits, that the position will be sustained upon examination. As a result, Dole has recorded a reserve against tax benefits that do not meet the more likely than not threshold to sustain the tax position.
During the year ended December 31, 2022, the taxing authorities in one of Dole’s foreign jurisdictions issued an income tax assessment related to transfer pricing of approximately $30.0 million (including interest and penalties) for the 2017 tax year. The Company’s subsidiary appealed the assessment, and on March 9, 2023, the reviewing body annulled the assessment. The tax authority has begun a new audit, which the Company’s subsidiary has challenged based on the expiration of the statute of limitations. Based on the new audit, an assessment was issued in October 2023 of approximately $20.0 million (including interest and penalties) for the 2017 tax year. The Company continues to protest the reopening of the audit for 2017 on the grounds that the statute of limitations has expired and the Company has also appealed the most recent assessment with the taxing authorities. On December 20, 2023, the Tax Administration issued a resolution to the filed appeal in which the tax authority confirmed its assessments against the Company. In response, the Company filed an appeal on February 15, 2024. On May 7, 2024, the taxing authorities notified the Company confirming all assessments included in the notice of deficiency and rejecting the statute of limitation appeal. On June 17, 2024, the Company filed an appeal with the Administrative Tax Court. The Company filed an addition to its appeal with additional technical evidence on August 1, 2024 with the Administrative Tax Court. The Company believes that based on an analysis of the facts and circumstances, applicable local law, tax regulations and case law, it is more likely than not that we will prevail. While the Company believes the likelihood of paying the assessment is remote, the timing of resolution remains uncertain.
Dole plc and one or more of its subsidiaries files income tax returns in Ireland, the U.S. (both at the federal level and in various state jurisdictions), Canada and jurisdictions in Latin America and Europe. With few exceptions, Dole is no longer subject to income tax examinations by tax authorities for years prior to 2015.
NOTE 10 — INVENTORY
Inventories are valued at the lower of cost or net realizable value. Costs related to fresh produce are determined on the first-in, first-out basis. Specific identification and average cost methods are also used, primarily for certain packing materials and operating supplies. In the normal course of business, the Company incurs certain crop growing costs such as land preparation, planting, fertilization, grafting, pruning and irrigation. Based on the nature of these costs and type of crop production, these costs may be capitalized into inventory. Generally, all recurring direct and indirect costs of growing crops for fresh produce other than bananas and pineapples are capitalized into inventory. These costs are recognized into cost of sales during each harvest period.
Details of inventory, net of allowances, in the condensed consolidated balance sheets as of June 30, 2024 and December 31, 2023 were as follows:

	June 30, 2024	December 31, 2023

	(U.S. Dollars in thousands)
Finished products	$226,228	$233,092
Raw materials and work in progress	78,039	70,035
Crop growing costs	19,721	29,016
Agricultural and other operating supplies	44,321	46,449
Inventories, net of allowances	$368,309	$378,592
Due to the nature of the Company’s inventory, allowances for excess production and obsolescence have not historically been significant.

NOTE 11 — GOODWILL
The gross balance of goodwill was $483.0 million, with accumulated impairment losses of $48.2 million, as of June 30, 2024 and $525.2 million, with accumulated impairment losses of $11.9 million, as of December 31, 2023.
A rollforward of goodwill by reportable segment for the six months ended June 30, 2024, was as follows:

	Fresh Fruit	Diversified Fresh Produce - EMEA	Diversified Fresh Produce - Americas & ROW	Total

	(U.S. Dollars in thousands)
Balance as of December 31, 2023	$273,275	$151,276	$88,761	$513,312
Acquisitions	—	662	—	662
Disposals	—	—	(35,956)	(35,956)
Impairment charge	—	—	(36,684)	(36,684)
Foreign exchange impact	—	(6,235)	(302)	(6,537)
Balance as of June 30, 2024	$273,275	$145,703	$15,819	$434,797
During fiscal year 2023, the Company performed a quantitative assessment of goodwill and the DOLE brand indefinite-lived intangible asset in conjunction with the annual impairment assessment. As of the October 1, 2023 testing date, two of Dole’s reporting units with allocated goodwill and the DOLE brand were considered at risk of future impairment. The fair values of the Fresh Fruit and Diversified Fresh Produce – Americas & ROW reporting units were approximately 4% and 2% above their carrying amounts, respectively, and the fair value of the Diversified Fresh Produce – EMEA reporting unit was sufficiently above its carrying amount. The fair value of the DOLE brand exceeded its carrying amount by approximately 2%.
On February 27, 2024, Dole entered into a definitive agreement with PTF Holdings to which Dole agreed to sell its 65.0% stake in the Progressive Produce business to PTF Holdings for gross proceeds of $120.3 million in cash. On March 13, 2024, Dole completed the Progressive Transaction, and the Company concluded that the Progressive Transaction was a triggering event for the Diversified Fresh Produce – Americas & ROW reporting unit. As a result of the sale, $36.0 million of goodwill was allocated to the Progressive Produce business and included within the carrying amount of the net assets sold. To determine the fair value of the remaining Diversified Fresh Produce – Americas & ROW reporting unit as of March 31, 2024, the Company utilized the income approach to estimate the reporting unit’s projected long-term performance. Level 3 inputs were utilized within the quantitative analysis. Based on the results of the analysis, the Company recorded a goodwill impairment charge of $36.7 million for the three months ended March 31, 2024. Unfavorable changes to key assumptions, market conditions and macroeconomic circumstances could result in future impairment.
See Note 4 “Acquisitions and Divestitures” for additional detail on the Progressive Transaction.

NOTE 12 — DEBT
Short-term borrowings, bank overdrafts and long-term debt consisted of the following:

	June 30, 2024	December 31, 2023

	(U.S. Dollars in thousands)
Revolving Credit Facility	$47,743	$89,750
Term Loan A and Term Loan B	706,400	810,975
Vessel financing loans	67,421	74,774
Other long-term financing arrangements	33,885	34,895
Other revolving credit facilities, at a weighted average interest rate of 4.2% as of June 30, 2024 (6.5% as of December 31, 2023)	57,389	38,770
Bank overdrafts	38,613	11,488
Finance lease obligations, at a weighted average interest rate of 5.0% as of June 30, 2024 (4.2% as of December 31, 2023)	35,714	33,184
Total debt, gross	987,165	1,093,836
Unamortized debt discounts and debt issuance costs	(11,064)	(14,395)
Total debt, net	976,101	1,079,441
Current maturities, net of unamortized debt discounts and debt issuance costs	(55,201)	(222,940)
Bank overdrafts	(38,613)	(11,488)
Long-term debt, net	$882,287	$845,013
Term Loan and Revolving Credit Facility
Under the terms of the Credit Agreement entered into on March 26, 2021 (and subsequently amended on August 3, 2021), the Company has a senior secured revolving credit facility (the “Revolving Credit Facility”) in place which provides for borrowings of up to $600.0 million and two term loan facilities (“Term Loan A” and “Term Loan B”) which provided for borrowings of $300.0 million and $540.0 million, respectively.
Interest under the Revolving Credit Facility and Term Loan A is payable, at the option of Dole, either at (i) SOFR plus 0.10%, or the respective benchmark rate depending on the currency of the loan, plus 1.00% to 2.75%, with a benchmark floor of 0.00% or (ii) a base rate plus 0.00% to 1.75%, in each case, to be determined based on credit ratings and the Company’s total net leverage ratio. Interest under Term Loan B is payable, at the option of Dole, either at (i) SOFR plus the applicable credit spread adjustment, or the respective benchmark rate depending on the currency of the loan, plus 2.00% to 2.25%, with a benchmark floor of 0.00% or (ii) a base rate plus 1.00% to 1.25%, in each case, to be determined based on credit ratings. As discussed in Note 14 “Derivative Financial Instruments”, the Company enters into interest rate swap arrangements to fix a portion of the Credit Agreement’s variable rate debt to fixed rate debt.
On April 25, 2024, Dole voluntarily prepaid $100.0 million of its Term Loan A and Term Loan B facilities with proceeds from the sale of the Progressive Produce business. As a result of this voluntary repayment, principal payments under Term Loan A are no longer due quarterly.
Principal payments of $1.4 million under Term Loan B are due quarterly until maturity, with the remaining balance due on the maturity date of August 3, 2028. Under the terms of the Credit Agreement, the Company may be required to use a portion of the proceeds from the Vegetables exit process to make a prepayment on Term Loan A and Term Loan B. As of June 30, 2024, it is estimated that there will be no minimum prepayment associated with the Vegetables exit process. As the terms of alternative transactions develop, the estimated minimum prepayment may change. The Revolving Credit Facility has an expiration date of August 3, 2026.
As of June 30, 2024, amounts outstanding under Term Loan A and Term Loan B were $706.4 million, in the aggregate, and borrowings under the Revolving Credit Facility were $47.7 million. After taking into account approximately $5.8 million of related outstanding letters of credit, Dole had $546.5 million available for cash borrowings under the Revolving Credit Facility as of June 30, 2024. As of December 31, 2023, amounts outstanding under Term Loan A and Term Loan B were $811.0 million, in the aggregate, and borrowings under the Revolving Credit Facility were $89.8 million. After taking into account approximately $5.9 million of related outstanding letters of credit, Dole had $504.3 million available for cash borrowings under the Revolving Credit Facility as of December 31, 2023.

Borrowings under the Credit Agreement are secured by substantially all of the Company’s material U.S. assets of wholly owned subsidiaries, certain European assets and by the equity interests of substantially all Dole subsidiaries located in the U.S. and certain subsidiaries located in Europe.
Lines of Credit
In addition to amounts available under the Revolving Credit Facility, Dole’s subsidiaries have lines of credit and overdraft facilities of approximately $278.0 million at various local banks, of which $180.6 million was available for use as of June 30, 2024. As of December 31, 2023, there were lines of credit of $269.6 million, of which $217.2 million was available for use. These lines of credit are used primarily for short-term borrowings or bank guarantees. The majority of Dole’s lines of credit and overdraft facilities extend indefinitely but may be cancelled at any time by Dole or the banks, and if cancelled, any outstanding amounts would be due on demand.
NOTE 13 — EMPLOYEE BENEFIT PLANS
Components of Net Periodic Benefit Cost (Income)
The components of net periodic benefit cost (income) for Dole’s U.S. and international pension plans and other postretirement benefit (“OPRB”) plans were as follows:

	U.S. Pension Plans		International Pension Plans		OPRB Plans
	Three Months Ended June 30, 2024	Three Months Ended June 30, 2023	Three Months Ended June 30, 2024	Three Months Ended June 30, 2023	Three Months Ended June 30, 2024	Three Months Ended June 30, 2023

	(U.S. Dollars in thousands)
Service cost	$51	$53	$945	$1,293	$—	$—
Interest cost	2,087	2,231	2,975	2,910	178	173
Expected return on plan assets	(2,998)	(3,307)	(2,082)	(2,048)	—	—
Amortization of:
Net (gain) loss	(6)	(145)	(343)	(531)	16	(77)
Prior service benefit	—	—	(164)	(158)	—	—
Curtailments, settlements and terminations, net	—	—	(584)	711	—	—
Foreign exchange impact and other	—	—	15	15	—	—
Net periodic pension (income) cost	$(866)	$(1,168)	$762	$2,192	$194	$96

	U.S. Pension Plans		International Pension Plans		OPRB Plans
	Six Months Ended June 30, 2024	Six Months Ended June 30, 2023	Six Months Ended June 30, 2024	Six Months Ended June 30, 2023	Six Months Ended June 30, 2024	Six Months Ended June 30, 2023

	(U.S. Dollars in thousands)
Service cost	$103	$107	$2,240	$2,587	$—	$—
Interest cost	4,198	4,462	5,928	5,820	357	346
Expected return on plan assets	(5,995)	(6,613)	(4,164)	(4,096)	—	—
Amortization of:
Net (gain) loss	(32)	(290)	(667)	(1,063)	32	(154)
Prior service benefit	—	—	(327)	(317)	—	—
Curtailments, settlements and terminations, net	—	—	(623)	2,332	—	—
Foreign exchange impact and other	—	—	38	(30)	—	—
Net periodic pension (income) cost	$(1,726)	$(2,334)	$2,425	$5,233	$389	$192

The Company classifies the non-service components of net periodic pension cost (income) within other income, net, in the condensed consolidated statements of operations. Non-service components include interest costs, expected return on plan assets, amortization of net (gain) loss and prior service benefit and other curtailment or settlement costs.

During fiscal year 2024, the Company settled certain obligations of international defined benefit plans in Latin America, which resulted in immaterial settlement income in the three and six months ended June 30, 2024. During the three and six months ended June 30, 2023, the Company settled certain obligations of international defined benefit plans in Latin America and Europe, which resulted in net settlement costs of $0.7 million and $2.3 million, respectively.
NOTE 14 — DERIVATIVE FINANCIAL INSTRUMENTS
Dole is exposed to foreign currency exchange rate fluctuations, bunker fuel price fluctuations and interest rate changes in the normal course of its business. As part of its risk management strategy, Dole uses derivative instruments to hedge some of these exposures. Dole’s objective is to offset gains and losses resulting from these exposures with losses and gains from the derivative contracts used to hedge them, thereby reducing the volatility of earnings. Dole does not hold or issue derivative financial instruments for trading or speculative purposes. The types of derivative instruments utilized by Dole are described below:
Foreign currency hedges: Dole enters into foreign currency exchange forward and option contracts to hedge exposure to changes in certain foreign currency exchange rates. Dole enters into fair value hedges to hedge foreign currency exposure of non-functional currency assets and liabilities and cash flow hedges to hedge foreign currency exposure of forecasted revenue, cost of sales and operating expenses.
Interest rate swaps: Dole enters into interest rate swaps to mitigate a significant portion of the interest rate risk associated with its variable-rate debt.
The interest rate swaps pay a fixed rate of interest at rates between 0.42% and 2.50%, with the receiving rates variable based on SOFR, which was 5.34% as of June 30, 2024. All interest rate swap arrangements are classified within the condensed consolidated balance sheets based on ultimate maturity date of the arrangement. Refer to Note 12, “Debt” for further information on Company’s variable rate debt.
Bunker fuel contracts: Dole incurs significant fuel costs from shipping products from sourcing locations to end customer markets. As a result, Dole is exposed to commodity and fuel cost risks and enters into bunker fuel contracts to hedge the risk of unfavorable fuel prices.
Hedge Accounting Election
The Company performs an analysis of the hedging portfolio at inception and on a quarterly basis. The Company uses the following criteria in evaluating derivative instruments for hedge accounting:
1.Hedged risk is eligible
2.Hedged item or transaction is eligible
3.Hedging instrument is eligible
4.Hedging relationship is highly effective
5.Designation and documentation requirements are met
Dole designates the interest rate swaps and certain foreign currency cash flow hedges for hedge accounting and records the changes in the fair value of these instruments in accumulated other comprehensive loss. The changes in the fair value of foreign currency fair value hedges, non-designated cash flow hedges and bunker fuel hedges are recorded in earnings.

Notional Amounts of Derivative Instruments
Dole had the following derivative instruments outstanding as of June 30, 2024:

Aggregate Notional Amount
Foreign currency forward contracts by currency:
United States dollar	$40.4 million
Euro	€215.1 million
British pound sterling	£10.3 million
Swedish krona	SEK 86.1 million
Canadian dollar	C$17.7 million
Chilean peso	CLP$12.1 billion
Interest rate swap contracts	$700.0 million
Quantitative Disclosures
Derivatives are presented gross in the condensed consolidated balance sheets. The following table presents the balance sheet location and fair value of the derivative instruments by type:

	Fair Value Measurements as of June 30, 2024
	Other Receivables, net	Other Assets	Accrued Liabilities

Foreign currency forward contracts:	(U.S. Dollars in thousands)
Cash flow hedges	$4,739	$—	$(433)
Non-designated cash flow hedges	218	—	(156)
Fair value hedges	697	—	(236)
Interest rate swap contracts	1,898	29,620	—
	$7,552	$29,620	$(825)

	Fair Value Measurements as of December 31, 2023
	Other Receivables, net	Other Assets	Accrued Liabilities

Foreign currency forward contracts:	(U.S. Dollars in thousands)
Cash flow hedges	$1,141	$—	$(5,543)
Non-designated cash flow hedges	140	—	(346)
Fair value hedges	607	—	(986)
Interest rate swap contracts	7,305	29,868	—
Bunker fuel hedges	—	—	(129)
	$9,193	$29,868	$(7,004)
Refer to Note 15 “Fair Value Measurements” for presentation of fair value instruments within the condensed consolidated balance sheets, which includes derivative financial instruments.

The following tables represent all of Dole’s realized and unrealized derivative gains (losses) and respective location in the financial statements for the three and six months ended June 30, 2024 and June 30, 2023:

	Three Months Ended June 30, 2024			Six Months Ended June 30, 2024
	Net gains (losses) deferred in Accumulated Other Comprehensive Loss	Cost of Sales	Other Income, net	Net gains (losses) deferred in Accumulated Other Comprehensive Loss	Cost of Sales	Other Income, net

Realized net gains (losses):	(U.S. Dollars in thousands)
Cash flow hedges	$—	$1,153	$—	$—	$452	$—
Non-designated cash flow hedges	—	(577)	—	—	(776)	—
Fair value hedges		—	426	—	—	565
Bunker fuel hedges	—	—	—	—	—	—
Total net realized gains (losses)	$—	$576	$426	$—	$(324)	$565
Unrealized net gains (losses):
Cash flow hedges	$3,182	$—	$—	$8,701	$—	$—
Non-designated cash flow hedges	—	(40)	—	—	77	—
Fair value hedges	—	—	92	—	—	1,039
Bunker fuel hedges	—	—	—	—	—	—
Interest rate swap contracts	(5,335)	—	—	(5,655)	—	—
Total net unrealized (losses) gains	$(2,153)	$(40)	$92	$3,046	$77	$1,039

	Three Months Ended June 30, 2023			Six Months Ended June 30, 2023
	Net gains deferred in Accumulated Other Comprehensive Loss	Cost of Sales	Other Income, net	Net gains (losses) deferred in Accumulated Other Comprehensive Loss	Cost of Sales	Other Income, net

Realized net (losses) gains:	(U.S. Dollars in thousands)
Cash flow hedges	$—	$(3,124)	$—	$—	$(5,039)	$—
Non-designated cash flow hedges	—	745	—	—	922	—
Fair value hedges	—	—	490	—	—	468
Bunker fuel hedges	—	(461)	—	—	(726)	—
Total net realized (losses) gains	$—	$(2,840)	$490	$—	$(4,843)	$468
Unrealized net gains (losses):
Cash flow hedges	$3,142	$—	$—	$145	$—	$—
Non-designated cash flow hedges	—	342	(6)	—	(186)	—
Fair value hedges	—	—	(610)	—	—	(100)
Bunker fuel hedges	—	(141)	—	—	1,650	—
Interest rate swap contracts	5,246	—	—	(4,974)	—	—
Total net unrealized gains (losses)	$8,388	$201	$(616)	$(4,829)	$1,464	$(100)
As of June 30, 2024, the Company expects approximately $22.5 million of net deferred gains from derivative instruments to be reclassified from accumulated other comprehensive loss into earnings over the next 12 months. Of the $22.5 million of net deferred gains, $18.2 million relates to deferred gains on interest rate swap contracts and is expected to offset future interest expense on Term Loan A and Term Loan B, and $4.3 million relates to net deferred gains on cash flow hedges and is expected to offset future operational losses on foreign currency exchange rates. Refer to Note 17 “Stockholders’ Equity” for details on reclassifications out of accumulated other comprehensive loss for the three and six months ended June 30, 2024 and June 30, 2023.

NOTE 15 — FAIR VALUE MEASUREMENTS
The inputs used to measure fair value are based on a hierarchy that prioritizes observable and unobservable inputs used in valuation techniques. These levels, in order of highest to lowest priority, are described below:
Level 1: Quoted prices (unadjusted) in active markets that are accessible at the measurement date for identical assets or liabilities.
Level 2: Observable prices that are based on inputs not quoted on active markets but corroborated by market data.
Level 3: Unobservable inputs that are not corroborated by market data.
Fair Value of Assets and Liabilities Measured at Fair Value on a Recurring Basis
The following tables present the fair values of the Company’s assets and liabilities that are remeasured at fair value as of June 30, 2024 and December 31, 2023.

		Fair Value Measurements as of June 30, 2024 Using
	Balance Sheet Classification	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total

Foreign currency forward contracts:		(U.S. Dollars in thousands)
	Other receivables, net	$—	$5,654	$—	$5,654
	Accrued liabilities	—	(825)	—	(825)
Interest rate swap contracts:
	Other receivables, net	—	1,898	—	1,898
	Other assets	—	29,620	—	29,620
Rabbi Trust investments:
	Short-term investments	—	—	6,182	6,182
	Long-term investments	—	—	15,302	15,302
Contingent consideration:
	Contingent consideration	—	—	(1,099)	(1,099)
	Contingent consideration, less current portion	—	—	(7,252)	(7,252)
Total		$—	$36,347	$13,133	$49,480

		Fair Value Measurements as of December 31, 2023 Using
	Balance Sheet Classification	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total

Foreign currency forward contracts:		(U.S. Dollars in thousands)
	Other receivables, net	$—	$1,889	$—	$1,889
	Accrued liabilities	—	(6,875)	—	(6,875)
Bunker fuel hedges:	Accrued liabilities	—	(129)	—	(129)
Interest rate swap contracts:
	Other receivables, net	—	7,305	—	7,305
	Other assets	—	29,868	—	29,868
Rabbi Trust investments:
	Short-term investments	—	—	5,899	5,899
	Long-term investments	—	—	15,970	15,970
Contingent consideration:
	Contingent consideration	—	—	(1,788)	(1,788)
	Contingent consideration, less current portion	—	—	(7,327)	(7,327)
Total		$—	$32,058	$12,754	$44,812
The table below sets forth a summary of changes in the fair value of the Level 3 Rabbi Trust investments for the six months ended June 30, 2024:

Fair Value Measurements Using Significant Unobservable Inputs (Level 3)
(U.S. Dollars in thousands)
Balance as of December 31, 2023	$21,869
Net realized and unrealized gains recognized in earnings*	496
Plan contributions	260
Plan distributions	(1,141)
Balance as of June 30, 2024	$21,484
*Net amount comprised of realized gains of $0.6 million and unrealized losses of $0.1 million, respectively, recorded in other income, net, in the condensed consolidated statements of operations.

The assets and liabilities that are required to be recorded at fair value on a recurring basis are derivative instruments, contingent consideration and Rabbi Trust investments. The fair values of the Company’s derivative instruments are determined using Level 2 inputs, which are defined as “observable prices that are based on inputs not quoted on active markets but corroborated by market data.” The fair values of the foreign currency forward contracts, the interest rate swaps and bunker fuel hedges were estimated using internal discounted cash flow calculations based upon forward foreign currency exchange rates, bunker fuel futures, interest rate yield curves or quotes obtained from brokers for contracts with similar terms, less any credit valuation adjustments based on Dole’s own credit risk and any counterparties' credit risk.

Dole sponsors a non-qualified deferred compensation plan and a frozen non-qualified supplemental defined benefit plan for executives. The plans are funded through investments in Rabbi Trusts. Securities are recorded at fair value with realized and unrealized holding gains or losses included in earnings. As of June 30, 2024, securities totaled $21.5 million, of which $6.2 million was classified as short-term and included in short-term investments in the condensed consolidated balance sheets, and $15.3 million was classified as long-term and included in long-term investments in the condensed consolidated balance sheets. As of December 31, 2023, securities totaled $21.9 million, of which $5.9 million was classified as short-term and $16.0 million was classified as long-term. Dole estimates the fair value of its Rabbi Trust investments using prices provided by its custodian, which are based on various third-party pricing services or valuation models developed by the underlying fund managers. The Rabbi Trust investments are held by the custodian in various Master Trust Units (“MTUs”), where the fair value is derived from the individual investment components. Each investment within the MTU is individually valued, after considering gains, losses, contributions and distributions, and the collective value of the MTU represents the total fair value. Dole has evaluated the methodologies used by the custodian to develop the estimate of fair value and assessed whether such valuations are representative of fair value, including net asset value. Dole has determined the valuations to be Level 3 inputs, because they are based upon significant unobservable inputs.
The table below sets forth a summary of changes in the fair value of the Level 3 contingent consideration for the six months ended June 30, 2024:

Fair Value Measurements Using Significant Unobservable Inputs (Level 3)
(U.S. Dollars in thousands)
Balance as of December 31, 2023	$(9,115)
Additions	(373)
Payments	996
Remeasurement loss	(152)
Foreign exchange impact	293
Balance as of June 30, 2024	$(8,351)

The carrying value of contingent consideration in the condensed consolidated balance sheets approximates fair value based on the present value of the expected payments, discounted using a risk-adjusted rate. The expected payments are determined by forecasting the acquiree's earnings over the applicable period. Dole has determined the valuations are Level 3 inputs, because they are based upon significant unobservable inputs.
Fair Value of Financial Instruments
In estimating the Company’s fair value disclosures for financial instruments, Dole used the following methods and assumptions:
Cash and cash equivalents: These items have carrying values reported in the condensed consolidated balance sheets that approximate fair value due to their liquid nature, and they are classified as Level 1.
Short-term trade and grower receivables: These items have carrying values reported in the condensed consolidated balance sheets that are net of allowances, and they are classified as Level 2.
Trade payables: These items have carrying values reported in the condensed consolidated balance sheets that approximate fair value, and they are classified as Level 2.
Notes receivable and notes payable: These items have carrying values reported in the condensed consolidated balance sheets that approximate fair value, and they are classified as Level 2.
Long-term grower receivables: These items have carrying values reported in the condensed consolidated balance sheets that are net of allowances, and they are classified as Level 2.

Finance and operating leases: The carrying value of finance lease obligations reported in the condensed consolidated balance sheets approximates fair value based on current interest rates, which contain an element of default risk. The fair value of finance lease obligations is estimated using Level 2 inputs based on quoted prices for those or similar instruments. For operating leases, Dole uses the rate implicit in the lease to discount leases payments to present value, when available. However, most leases do not provide a readily determinable implicit rate. Therefore, the Company’s incremental borrowing rate is used to discount the lease payments based on information available at lease commencement.
Interest-bearing loans and borrowings: For floating rate interest-bearing loans and borrowings with a contractual repricing date of less than one year, the nominal amount is deemed to reflect fair value. For loans with repricing dates of greater than one year, fair value is calculated based on the present value of the expected future principal and interest cash flows, discounted at interest rates effective at the reporting date and adjusted for movements in credit spreads. Based on these inputs, these instruments are classified as Level 2.
Fair Value of Debt
Dole estimates the fair value of its Term Loan A and Term Loan B based on the bid side of current quoted market prices.
The carrying value, net of debt issuance costs, and gross estimated fair value of these term loans based on Level 2 inputs in the fair value hierarchy are summarized below:

	June 30, 2024	December 31, 2023

	(U.S. Dollars in thousands)
Carrying value, net of unamortized debt issuance costs	$695,560	$796,857
Unamortized debt issuance costs	10,840	14,118
Gross carrying value	$706,400	$810,975

Estimated fair value	$705,517	$809,961
See Note 12 “Debt” for additional detail on long-term debt instruments.
Credit Risk
The counterparties to the foreign currency exchange contracts consist of a number of major international financial institutions. Dole has established counterparty guidelines and regularly monitors its positions and the financial strength of these institutions. While counterparties to hedging contracts expose Dole to credit-related losses in the event of a counterparty’s non-performance, the risk would be limited to the unrealized gains on such affected contracts. Dole does not anticipate any such losses.

NOTE 16 — CONTINGENCIES
Guarantees
Dole provides guarantees for obligations of subsidiaries to third parties directly and indirectly through letters of credit from its revolving credit facilities, other major banking institutions and surety bonds issued by insurance companies. These letters of credit, bank guarantees and surety bonds are required by certain regulatory authorities, suppliers and other operating agreements and generally have contract terms of one to twenty years, often with an option to renew. As of June 30, 2024 and December 31, 2023, total letters of credit, bank guarantees and surety bonds outstanding under these arrangements were $54.7 million and $48.6 million, respectively, which represents the maximum potential future payments that Dole could be required to make.
Additionally, the Company guarantees certain bank borrowings and other obligations of certain equity method investees. As of June 30, 2024 and December 31, 2023, total guarantees under these arrangements were $5.6 million and $6.4 million, respectively, which represents the maximum potential future payments that Dole could be required to make.
Hawaii Spillway
In February of 2020, the State of Hawaii and Department of Land and Natural Resources provided notice to Dole of a deficiency in the spillway and embankment stability of a Company-owned reservoir that requires remediation by 2025. Dole contracted a third party to perform an improvement study which resulted in an estimate of costs to modify the spillway of approximately $20.0 million. On July 5, 2023, Hawaii Senate Bill 833 was signed into law by the Governor of Hawaii, pursuant to which the Office of the Governor will negotiate the acquisition of Dole’s interests in the reservoir and associated irrigation system. The bill also appropriates funds for the State to repair and maintain the irrigation system and the associated spillway. The Company does not deem a resulting loss from the contingency associated with the costs to modify the spillway to be probable and, thus, has not recognized a liability in the condensed consolidated balance sheets.
Legal Contingencies
Dole is involved from time to time in claims and legal actions incidental to its operations, both as plaintiff and defendant. Legal fees are expensed as incurred or expected to be incurred when the resulting loss from legal matters related to underlying events that have already occurred is probable and estimable. Dole has established what management currently believes to be adequate accruals for pending legal matters. These accruals are established as part of an ongoing worldwide assessment of claims and legal actions that takes into consideration such items as changes in the pending case load (including resolved and new matters), opinions of legal counsel, individual developments in court proceedings, changes in the law, changes in business focus, changes in the litigation environment, changes in opponent strategy and tactics, new developments as a result of ongoing discovery and past experience in defending and settling similar claims. In the opinion of management, after consultation with legal counsel, the claims or actions to which Dole is a party are not expected to have a material adverse effect, individually or in the aggregate, on Dole’s results of operations, financial condition or cash flows.
DBCP Cases: Dole Food Company, Inc. and certain of its subsidiaries are involved in lawsuits pending in the U.S. and in foreign countries alleging injury because of exposure to the agricultural chemical DBCP (1,2- dibromo-3-chloropropane). Currently, there are approximately 180 lawsuits in various stages of proceedings alleging injury or seeking enforcement of Nicaraguan judgments, most of which are pending in Nicaragua and are inactive, and one of which is pending in the Philippines and is currently active. In addition, there are multiple labor cases pending in Costa Rica under that country’s national insurance program.
Settlements have been reached that, when fully implemented, will significantly reduce DBCP litigation in Nicaragua and the Philippines. Currently, claimed damages in DBCP cases worldwide total approximately $17.8 billion, with lawsuits in Nicaragua representing almost all of this amount. 24 of the cases in Nicaragua have resulted in judgments, although many of these are being eliminated as part of the current settlements. The Company believes that none of the Nicaraguan judgments that remain will be enforceable against any Dole entity in the U.S. or in any other country.
As to all the DBCP matters, Dole has denied liability and asserted substantial defenses. The Company believes there is no reliable scientific basis for alleged injuries from the agricultural field application of DBCP. Although no assurance can be given concerning the outcome of the DBCP cases, in the opinion of management, after consultation with legal counsel and based on experience defending and resolving DBCP claims, neither the pending lawsuits and claims nor their resolution are expected to have a material adverse effect on Dole’s financial position or results of operations, because the probable loss is not material.

Former Shell Site: Beginning in 2009, Shell Oil Company and Dole Food Company, Inc. were sued in several cases filed in Los Angeles Superior Court by the City of Carson and persons claiming to be current or former residents in the area of a housing development built in the 1960’s by a predecessor of what is now a Dole subsidiary, Barclay Hollander Corporation (“BHC”), on land that had been owned and used by Shell as a crude oil storage facility for 40 years prior to the housing development. The homeowner and City of Carson complaints have been settled and the litigation has been dismissed. On May 6, 2013, Shell filed a complaint against Dole Food Company, Inc. (which was later voluntarily dismissed), BHC and Lomita Development Company (“Lomita”), seeking indemnity for the costs associated with the lawsuits discussed above (approximately $90.0 million plus attorney fees) and for the cleanup discussed below (approximately $310.0 million). Shell’s indemnification claims were based on an early entry side agreement between Shell and an entity related to BHC and on claims based in equity. The trial court dismissed Shell’s contract-based claims and eliminated Shell’s demands for indemnification related to the homeowner and City of Carson cases. Shell’s equitable claims related to the cleanup costs were tried and, on November 9, 2022, the jury delivered a verdict deciding that Shell properly incurred and will incur a total of $266.6 million in cleanup costs, and that BHC should bear 50.0% of those costs, or $133.3 million. BHC has filed an appeal. In June 2023, the trial court granted Shell’s motion to add Dole Food Company, Inc. to the BHC judgment as an alter ego of BHC and ordered Shell to reimburse BHC approximately $26.7 million in attorney’s fees, which serves as an offset to the BHC judgment amount. Dole Food Company, Inc., has appealed the alter ego ruling and secured a bond sufficient to stay enforcement of the judgement. Shell has appealed the award of the attorney’s fees.
The California Regional Water Quality Control Board (“Water Board”) is supervising the cleanup on the former Shell site. On March 11, 2011, the Water Board issued a Cleanup and Abatement Order (“CAO”) naming Shell as the Discharger and a Responsible Party and ordering Shell to assess, monitor and cleanup and abate the effects of contaminants discharged to soil and groundwater at the site. On April 30, 2015, the CAO was amended to also name BHC as a discharger. BHC appealed this CAO revision to the California State Water Resources Control Board, which appeal was denied by operation of law when the Water Board took no action. On September 30, 2015, BHC filed a writ petition in the Superior Court challenging the CAO on several grounds. The trial court denied BHC’s petition, which denial was subsequently upheld by the California Court of Appeals, thereby ending BHC’s challenge to the CAO revision naming BHC as a discharger. In the opinion of management, after consultation with legal counsel, the claims or actions related to the CAO are not expected to have a material adverse effect, individually or in the aggregate, on Dole’s results of operations, financial condition or cash flows, because management believes the risk of loss is remote.
NOTE 17 — STOCKHOLDERS’ EQUITY
Common Stock
As of June 30, 2024, the Company was authorized to issue 600.0 million total shares of capital stock, consisting of 300.0 million shares of common stock and 300.0 million shares of preferred stock. As of June 30, 2024 and December 31, 2023, there were 95.0 million and 94.9 million, shares of common stock outstanding, respectively, and no shares of preferred stock outstanding.
Stock-Based Compensation
The Company’s primary stock-based compensation plan is the 2021 Omnibus Incentive Compensation Plan (“the Plan”), under which to date, share options and two different types of restricted stock units (“RSUs”) have been issued. The purpose of the Plan is to benefit and advance the interests of Dole by attracting, retaining and motivating participants and to compensate participants for contributions to the success of the Company. Upon exercise of share options or vesting of RSUs, new shares are issued from existing authorization. A total of 7.4 million shares of the Company’s common stock were initially reserved for issuance pursuant to the Omnibus Plan. Upon the exercise of any option or vesting of any RSU, the related award is cancelled to the extent of the number of shares exercised or vested, and that number of shares is no longer available under the Plan. If any part of the award terminates without delivery of the related shares, the extent of the award will then be available for future grant under the Plan. As of June 30, 2024, there were 5.2 million shares available for future grant under the Plan and 2.1 million shares available for future issue under awards granted.
During the six months ended June 30, 2024, additional RSU awards were issued under the Plan that vest over a one to three year service period, and additional RSU awards were issued under the Plan that vest over three years if certain market conditions are met. Compensation expense under the awards that include a market condition is determined based on the grant date fair value of the award calculated using a Monte Carlo simulation approach.

For three and six months ended June 30, 2024, total stock-based compensation expense related to the Plan was $2.3 million and $4.1 million, respectively. For the three and six months ended June 30, 2023, total stock-based compensation expense related to the Plan was $1.5 million and $2.8 million, respectively. Stock-based compensation expense related to the Plan is recorded in selling, marketing, general and administrative expenses in the condensed consolidated statements of operations. The total unrecognized compensation cost related to the unvested awards as of June 30, 2024 was $10.3 million.
Dividends Declared
The following table summarizes dividends per share declared for the six months ended June 30, 2024 and June 30, 2023:

Date Declared	Amount (per share)

(U.S. Dollars)
5/14/2024	$0.08
2/28/2024	$0.08
5/17/2023	$0.08
3/6/2023	$0.08
The following table summarizes total dividends declared for the three and six months ended June 30, 2024 and June 30, 2023:

	Three Months Ended		Six Months Ended
	June 30, 2024	June 30, 2023	June 30, 2024	June 30, 2023

	(U.S. Dollars in thousands)
Dividends	$(7,596)	$(7,687)	$(15,318)	$(15,377)
In January of 2024, Dole paid cash dividends of $0.08 per share, totaling $7.6 million, to shareholders for the third quarter dividend declared on November 15, 2023. In May of 2024, Dole paid cash dividends of $0.08 per share, totaling $7.6 million, to shareholders for the fourth quarter dividend declared on February 28, 2024.
Dole’s ability to declare and pay dividends is subject to limitations contained in its various debt agreements. As of June 30, 2024, Dole had the ability to make dividend payments of $670.0 million before these limitations would come into effect.
See Note 20 “Subsequent Events” for additional detail on dividends declared and paid.

Accumulated Other Comprehensive Loss
Dole’s accumulated other comprehensive loss primarily consists of unrealized foreign currency translation gains and losses, unrealized derivative gains and losses and pension and postretirement obligation adjustments. A rollforward of the changes in accumulated other comprehensive loss, disaggregated by component, was as follows for the three and six months ended June 30, 2024 and June 30, 2023:

	Changes in Accumulated Other Comprehensive Loss by Component
	Fair Value of Derivatives	Pension & Other Postretirement Benefits	Foreign Currency Translation	Total

	(U.S. Dollars in thousands)
Balance as of December 31, 2022	$40,417	$(36,938)	$(107,612)	$(104,133)
Other comprehensive income attributable to Dole plc before reclassifications, net of tax	3,432	—	9,604	13,036
Gross amounts reclassified from accumulated other comprehensive loss	(4,223)	—	—	(4,223)
Income tax effect of amounts reclassified from accumulated other comprehensive loss	(5,591)	—	—	(5,591)
Net other comprehensive income (loss) attributable to Dole plc	(6,382)	—	9,604	3,222
Balance as of March 31, 2023	$34,035	$(36,938)	$(98,008)	$(100,911)
Other comprehensive income attributable to Dole plc before reclassifications, net of tax	(1,237)	—	960	(277)
Gross amounts reclassified from accumulated other comprehensive loss	(4,148)	—	—	(4,148)
Income tax effect of amounts reclassified from accumulated other comprehensive loss	7,723	—	—	7,723
Net other comprehensive income (loss) attributable to Dole plc	2,338	—	960	3,298
Balance as of June 30, 2023	$36,373	$(36,938)	$(97,048)	$(97,613)

Balance as of December 31, 2023	$24,403	$(48,229)	$(86,965)	$(110,791)
Other comprehensive income (loss) attributable to Dole plc before reclassifications, net of tax	10,139	—	(16,580)	(6,441)
Gross amounts reclassified from accumulated other comprehensive loss	(7,156)	—	—	(7,156)
Income tax effect of amounts reclassified from accumulated other comprehensive loss	2,264	—	—	2,264
Net other comprehensive income (loss) attributable to Dole plc	5,247	—	(16,580)	(11,333)
Balance as of March 30, 2024	$29,650	$(48,229)	$(103,545)	$(122,124)
Other comprehensive income (loss) attributable to Dole plc before reclassifications, net of tax	4,615	—	(4,415)	200
Gross amounts reclassified from accumulated other comprehensive loss	(8,881)	—	—	(8,881)
Income tax effect of amounts reclassified from accumulated other comprehensive loss	1,432	—	—	1,432
Net other comprehensive income (loss) attributable to Dole plc	(2,834)	—	(4,415)	(7,249)
Balance as of June 30, 2024	$26,816	$(48,229)	$(107,960)	$(129,373)

The following table includes details about net (gains) losses reclassified from accumulated other comprehensive loss by component of accumulated other comprehensive loss:

	(Gains) losses reclassified out of Accumulated Other Comprehensive Loss
	Three Months Ended		Six Months Ended
	June 30, 2024	June 30, 2023	June 30, 2024	June 30, 2023	Affected line item in the Statement of Operations

	(U.S. Dollars in thousands)
Fair Value of Derivatives:
Interest rate swap contracts	$(7,839)	$(7,267)	$(15,696)	$(13,405)	Interest expense
Cash flow hedges	(1,042)	3,119	(341)	5,034	Cost of sales
Total	$(8,881)	$(4,148)	$(16,037)	$(8,371)

NOTE 18 — INVESTMENTS IN UNCONSOLIDATED AFFILIATES
As of June 30, 2024, Dole’s investments in unconsolidated affiliates were $131.5 million, of which $127.9 million represented equity method investments, and $3.6 million represented investments in which Dole does not have significant influence. As of December 31, 2023, Dole’s investments in unconsolidated affiliates were $131.7 million, of which $128.3 million represented equity method investments, and $3.4 million represented investments in which Dole does not have significant influence.
Dole’s consolidated net income includes its proportionate share of the net income or loss of equity method investments in affiliates. When Dole records its proportionate share of net income, it increases equity method earnings in the condensed consolidated statements of operations and the carrying value in that investment in the condensed consolidated balance sheets. Conversely, when Dole records its proportionate share of a net loss, it decreases equity method earnings in the condensed consolidated statements of operations and the carrying value in that investment in the condensed consolidated balance sheets. Cash dividends received from investments in which Dole does not have significant influence are recorded in other income, net, and have historically not been significant.
Transactions with Unconsolidated Affiliates
In the ordinary course of business, Dole enters into arm’s length transactions with unconsolidated affiliates, which include trading sales and purchases of goods and other supplies. From time to time, Dole also provides both seasonal and long-term loans to these affiliates, though these amounts have historically not been significant. The following table presents sales to and purchases from investments in unconsolidated affiliates for the three and six months ended June 30, 2024 and June 30, 2023:

	Three Months Ended		Six Months Ended
	June 30, 2024	June 30, 2023	June 30, 2024	June 30, 2023

	(U.S. Dollars in thousands)
Sales	$25,440	$23,417	$56,651	$54,008
Purchases	41,277	41,087	75,899	75,225
The following tables presents amounts due from and to investments in unconsolidated affiliates as of June 30, 2024 and December 31, 2023:

	June 30, 2024	December 31, 2023

	(U.S. Dollars in thousands)
Amounts due from investments in unconsolidated affiliates presented within trade receivables	$12,402	$25,066
Amounts due from investments in unconsolidated affiliates presented within other receivables	10,507	4,138
Amounts due from investments in unconsolidated affiliates presented within other assets	8,403	9,220
Amounts due to investments in unconsolidated affiliates presented within accounts payable	(11,944)	(10,514)

NOTE 19 – EARNINGS (LOSS) PER SHARE
Basic earnings (loss) per share
Basic earnings (loss) per share is calculated by dividing the net income (loss) for the period attributable to shareholders of the Company by the weighted average number of shares outstanding during the period. Diluted earnings per share is calculated by dividing the net income (loss) for the period attributable to shareholders of the Company by the weighted average number of shares outstanding after adjusting for the impact of all share options and RSUs with a dilutive effect. The Company uses the treasury stock method to calculate the dilutive effect of outstanding equity awards for diluted earnings (loss) per share.
The following table presents basic and diluted earnings (loss) per share for the three and six months ended June 30, 2024 and June 30, 2023:

	Three Months Ended		Six Months Ended
	June 30, 2024	June 30, 2023	June 30, 2024	June 30, 2023

	(U.S. Dollars and shares in thousands, except per share amounts)
Income from continuing operations	$56,047	$63,745	$127,534	$98,734
Net income attributable to noncontrolling interests	(7,948)	(10,032)	(3,241)	(16,356)
Income from continuing operations attributable to Dole plc	48,099	53,713	124,293	82,378
Income (loss) from discontinued operations, net of income taxes	32,018	(11,438)	25,967	(25,944)
Net income attributable to Dole plc	$80,117	$42,275	$150,260	$56,434

Weighted average number of shares outstanding:
Weighted average number of shares – basic	94,930	94,909	94,930	94,904
Effect of share awards with a dilutive effect	410	203	355	164
Weighted average number of shares – diluted	95,340	95,112	95,285	95,068

Income (loss) per share:
Basic:
Continuing operations	$0.51	$0.57	$1.31	$0.86
Discontinued operations	0.34	(0.12)	0.27	(0.27)
Net income per share attributable to Dole plc	$0.85	$0.45	$1.58	$0.59
Diluted:
Continuing operations	$0.50	$0.56	$1.30	$0.86
Discontinued operations	0.34	(0.12)	0.27	(0.27)
Net income per share attributable to Dole plc	$0.84	$0.44	$1.57	$0.59
The average market value of the Company’s shares used for the purpose of calculating the dilutive effect of share options and RSUs with a market condition is based on quoted market prices for the period during which the awards were outstanding during the three and six months ended June 30, 2024 and June 30, 2023. The calculation of diluted earnings per share for the three and six months ended June 30, 2024 and June 30, 2023 does not include the effect of certain awards, because to do so would be antidilutive.
NOTE 20 — SUBSEQUENT EVENTS
Dole evaluated subsequent events through August 14, 2024, the date that Dole’s unaudited condensed consolidated financial statements were issued.
On July 5, 2024, a cash dividend was paid to shareholders of record on June 12, 2024. On August 13, 2024, the Board of Directors of Dole plc declared a cash dividend for the second quarter of 2024 of $0.08 per share, payable on October 3, 2024, to shareholders of record on September 11, 2024.

Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations
The following discussion and analysis of our financial condition and results of operations included herein may contain forward-looking statements that relate to our plans, objectives, estimates and goals and involve risks and uncertainties. Our actual results could differ materially from the forward-looking statements included herein. Statements regarding our future and projections relating to products, sales, revenues, expenditures, costs and earnings are typical of such statements. Factors that could cause or contribute to such differences include, but are not limited to, those discussed in “Item 3D. Risk Factors” in the Annual Report on Form 20-F.
Executive Overview
We are a global leader in fresh fruits and vegetables, with produce sourced both locally and globally from over 30 countries in various regions and distributed and marketed in over 75 countries, across retail, wholesale and food service channels. Our most significant products hold leading market share positions in their respective categories and territories. We are one of the world’s largest producers of fresh bananas and pineapples, one of the largest global exporter of grapes and have a strong presence in growing categories such as berries, avocados and organic produce. We sell and distribute fruit and vegetable products throughout an extensive network in North America, Europe, Latin America, Asia, the Middle East and Africa (primarily in South Africa). For further information on our principal sources of revenue, refer to Note 5 “Revenue” to the unaudited condensed consolidated financial statements included herein. In addition, see “Item 4. Information on the Company” in the Annual Report on Form 20-F for a more detailed description of our products and services offered.
Dole is comprised of the following three reportable segments:
Fresh Fruit: The Fresh Fruit reportable segment primarily sells bananas and pineapples which are sourced from local growers or Dole-owned and leased farms, predominately located in Latin America, and sold throughout North America, Europe, Latin America and Asia. This segment also operates a commercial cargo business, which offers available capacity to transport third party cargo on company-owned vessels that are primarily used internally for transporting bananas and pineapples between Latin America, North America and Europe.
Diversified Fresh Produce – EMEA: The Diversified Fresh Produce – EMEA reportable segment includes Dole’s Irish, Dutch, Spanish, Portuguese, French, Italian, U.K., Swedish, Danish, South African, Czech, Slovakian, Polish, German and Brazilian businesses, the majority of which sell a variety of imported and local fresh fruits and vegetables through retail, wholesale and, in some instances, food service channels across the European marketplace.
Diversified Fresh Produce – Americas & ROW: The Diversified Fresh Produce – Americas & ROW reportable segment includes Dole’s U.S., Canadian, Mexican, Chilean, Peruvian and Argentinian businesses, all of which market globally and locally-sourced fresh produce from third-party growers or Dole-owned farms through retail, wholesale and food service channels globally.
Vegetables Exit Process
On March 27, 2024, certain of our wholly owned subsidiaries terminated the Fresh Express Agreement, pursuant to which Fresh Express had agreed to acquire our Fresh Vegetables division, due to the failure to obtain regulatory approval.
We are currently engaged in the Vegetables exit process pursuant to which we will exit the Fresh Vegetables business. We are committed to exiting the business and have therefore determined that the Fresh Vegetables division continues to meet the criteria to be classified as held for sale and that the Vegetables exit process represents a strategic shift that will have a material effect on the Company’s operations and results. The results of operations of the Fresh Vegetables division have been reported separately as discontinued operations, net of income taxes, within our operating results below.
The Vegetables exit process, if and when completed, will have certain material direct and indirect impacts to our future operating results, statement of financial position and cash flows, the extent of which cannot be reliably estimated at this time.

Progressive Produce Sale
On March 13, 2024, we completed the sale of our 65.0% equity interest in the Progressive Produce business to PTF Holdings. As a result of the sale, Dole received gross proceeds of $120.3 million in cash and recognized a gain on the sale of $75.9 million for the six months ended June 30, 2024, included in gain on sale of business within the condensed consolidated statements of operations. The three months ended June 30, 2024 included an adjustment to this gain of $2.0 million related to additional cash consideration received post-period end on settlement of purchase price adjustments. The carrying amount of net assets sold amounted to $41.9 million, including allocated goodwill of $36.0 million, and net proceeds from the sale were primarily used to make a voluntary prepayment of $100.0 million on the Term Loan A and Term Loan B facilities.
The Progressive Produce business was reported within the Diversified Fresh Produce — Americas & ROW reportable segment, and during the six months ended June 30, 2024 and June 30, 2023, it comprised approximately $77.9 million and $214.0 million, respectively, of Dole’s consolidated net revenue. Excluding the impact of its contribution to prior period results and the gain on sale recognized in the six months ended June 30, 2024, we do not expect the sale to have other material direct or indirect impacts to our future operating results, statement of financial position and cash flows.
Current Economic and Market Environment
Since early 2021, we have experienced inflationary pressures across our business. As we enter the second half of 2024, these pressures have significantly moderated in several cost areas, however shipping costs have again become an area of disruption this year, as issues in the Panama Canal and Suez Canal, in particular, have indirectly led to overall pressure on container rates and charter rates in the marketplace.
Overall, the economic and market environment remains volatile and a number of external factors continue to pose important risks to the global economy and to our business today, including:

•Global economic disruption due to geopolitical conflicts;
•Changing central bank monetary policies, which have in particular resulted in higher interest rates and volatile foreign exchange rates;
•Weather events; and
•Evolving regulatory environments in many areas, including in shipping.
In response to the various ongoing challenges noted above, we are continuing to work across our business on mitigation strategies, including implementing price increases, identifying operational efficiencies and making strategic investments where deemed appropriate. Although we ultimately believe that we are well positioned within our industry to weather periods of economic disruption, the scope, duration and carryover effects of the above factors are uncertain, rapidly changing and difficult to predict. Therefore, the extent and magnitude of the impact of these factors on our business, operating results and long-term liquidity position cannot be reliably estimated at this time.
We are continuing to monitor the direct and indirect effects of the ongoing geopolitical conflicts on both the global economy and our business and operations. The broader consequences of these geopolitical conflicts have given rise to certain challenges for our business but any resulting impacts have not been and are not expected to be material to Dole’s overall results.
See “Item 3D. Risk Factors” in the Annual Report on Form 20-F for more information on ongoing risks, such as those related to currency exchange fluctuations, increases in product costs, global capital and credit markets, public health outbreaks and the uncertainty of wars and other global conflicts.

Operating Results
Selected results of operations for the three and six months ended June 30, 2024 and June 30, 2023 were as follows:

	Three Months Ended		Change
	June 30, 2024	June 30, 2023	2024 vs. 2023

	(U.S. Dollars in thousands, except percentages)
Revenues, net	$2,124,091	$2,141,174	$(17,083)	(0.8)%
Cost of sales	(1,923,505)	(1,944,601)	21,096	(1.1)%
Gross profit	200,586	196,573	4,013	2.0%
Selling, marketing, general and administrative expenses	(116,604)	(115,667)	(937)	0.8%
Gain on disposal of business	1,995	—	1,995	100.0%
(Loss) gain on asset sales	(89)	10,723	(10,812)	(100.8)%
Operating income	85,888	91,629	(5,741)	(6.3)%
Other income, net	6,377	1,129	5,248	464.8%
Interest income	2,624	2,640	(16)	(0.6)%
Interest expense	(18,788)	(19,748)	960	(4.9)%
Income from continuing operations before income taxes and equity earnings	76,101	75,650	451	0.6%
Income tax expense	(25,460)	(16,593)	(8,867)	53.4%
Equity method earnings	5,406	4,688	718	15.3%
Income from continuing operations	56,047	63,745	(7,698)	(12.1)%
Income (loss) from discontinued operations, net of income taxes	32,018	(11,438)	43,456	(379.9)%
Net income	88,065	52,307	35,758	68.4%
Net income attributable to noncontrolling interests	(7,948)	(10,032)	2,084	(20.8)%
Net income attributable to Dole plc	$80,117	$42,275	$37,842	89.5%

	Six Months Ended		Change
	June 30, 2024	June 30, 2023	2024 vs. 2023

	(U.S. Dollars in thousands, except percentages)
Revenues, net	$4,245,465	$4,130,341	$115,124	2.8%
Cost of sales	(3,850,202)	(3,754,729)	(95,473)	2.5%
Gross profit	395,263	375,612	19,651	5.2%
Selling, marketing, general and administrative expenses	(235,554)	(236,546)	992	(0.4)%
Gain on disposal of business	75,945	—	75,945	100.0%
Gain on asset sales	328	14,696	(14,368)	(97.8)%
Impairment of goodwill	(36,684)	—	(36,684)	100.0%
Impairment of property, plant and equipment	(1,277)	—	(1,277)	100.0%
Operating income	198,021	153,762	44,259	28.8%
Other income, net	13,999	2,904	11,095	382.1%
Interest income	5,703	4,949	754	15.2%
Interest expense	(36,736)	(41,460)	4,724	(11.4)%
Income from continuing operations before income taxes and equity earnings	180,987	120,155	60,832	50.6%
Income tax expense	(59,861)	(27,587)	(32,274)	117.0%
Equity method earnings	6,408	6,166	242	3.9%
Income from continuing operations	127,534	98,734	28,800	29.2%
Income (loss) from discontinued operations, net of income taxes	25,967	(25,944)	51,911	(200.1)%
Net income	153,501	72,790	80,711	110.9%
Net income attributable to noncontrolling interests	(3,241)	(16,356)	13,115	(80.2)%
Net income attributable to Dole plc	$150,260	$56,434	$93,826	166.3%
The following provides an analysis of consolidated operating results in comparison to the prior year. Trading results were strong in the three and six months ended June 30, 2024, but we continue to be impacted by inflationary pressures and increases in shipping costs, as well as by volatility in foreign currency translation. Management has analyzed the significant drivers of changes in consolidated operating results below and provided further commentary on segment performance in the section to follow. All other operating results not included in the analysis were not significant to the Company’s overall performance.
Revenues, Net
The decrease in total revenue, net, for the three months ended June 30, 2024 (0.8%, or $17.1 million) was primarily due to a net negative impact from acquisitions and divestitures of $100.3 million, mostly as a result of the disposal of the Progressive Produce business in mid-March 2024, as well as a $9.6 million unfavorable impact of foreign currency translation. This decrease was partially offset by strong operational performance across all reportable segments.
The increase in total revenue, net, for the six months ended June 30, 2024 (2.8%, or $115.1 million) was primarily due to strong operational performance across all reportable segments and a $3.2 million favorable impact of foreign currency translation, partially offset by a net negative impact from acquisitions and divestitures of $113.5 million, primarily as a result of the disposal of the Progressive Produce business.
Other factors driving changes in revenue are described in more detail in the “Segment Operating Results” section below.

Cost of Sales
The decrease in total cost of sales for the three months ended June 30, 2024 (1.1%, or $21.1 million) was primarily due to the disposal of the Progressive Produce business as discussed above and a favorable impact of foreign currency translation, offset in part by increased trading activity as discussed above.
The increase in total cost of sales for the six months ended June 30, 2024 (2.5%, or $95.5 million) was primarily due to increased trading activity as discussed above and an unfavorable impact of foreign currency translation, offset in part by the impact of the sale of the Progressive Produce business in mid-March 2024.
Selling, Marketing and General and Administrative Expenses (“SMG&A”)
The increase in total SMG&A for the three months ended June 30, 2024 (0.8%, or $0.9 million) was primarily due to increases in employee wages and salaries in the current year, offset by the impact of the disposal of the Progressive Produce business in mid-March 2024.
The decrease in total SMG&A for the six months ended June 30, 2024 (0.4%, or $1.0 million) was primarily due to $4.8 million of nonrecurring costs related to the cyber incident in the six months ended June 30, 2023, as well as the impact of the disposal of the Progressive Produce business. This decrease was partially offset by increases in employee wages and salaries in the current year.
Gain (Loss) on Asset Sales
The gain (loss) on asset sales for the three and six months ended June 30, 2024 was not material.
The gain on asset sales for the three and six months ended June 30, 2023 was $10.7 million and $14.7 million, respectively. The gain on asset sales for the three months ended was primarily due to the sale of vessels and a property in Latin America, both in the Fresh Fruit reportable segment. The six months ended June 30, 2023 was also impacted by the sale of actively marketed land in Hawaii, also within the Fresh Fruit reportable segment.
Impairment of Goodwill
As a result of the completion of the Progressive Transaction during the three months ended March 31, 2024, the Company identified a triggering event for the Diversified Fresh Produce – Americas & ROW reporting unit. After accounting for the disposal, we performed a quantitative analysis on the remaining goodwill within the reporting unit and concluded that goodwill was impaired by $36.7 million in the six months ended June 30, 2024. Unfavorable changes to key assumptions, market conditions and macroeconomic circumstances could result in future impairment. The impairment of goodwill did not impact the results for the three months ended June 30, 2024.
Other income, net
The increase in other income, net, for the three months ended June 30, 2024 (464.8%, or $5.2 million) was primarily due to an increase in net unrealized gains on foreign currency denominated borrowings and higher net periodic income from non-service components of pension and other postretirement benefits plans.
The increase in other income, net, for the six months ended June 30, 2024 (382.1%, or $11.1 million) was primarily due to an increase in net unrealized gains on foreign currency denominated borrowings, an increase in net unrealized gains on fair value hedges and higher net periodic income from non-service components of pension and other postretirement benefits plans.
See Note 7 “Other Income, Net” to the unaudited condensed consolidated financial statements included herein for additional detail.
Interest Expense
The decrease in interest expense for the three and six months ended June 30, 2024 (4.9%, or $1.0 million and 11.4%, or $4.7 million, respectively) was due to lower borrowings in the current year.

Income Taxes
The Company recorded income tax expense of $25.5 million on $76.1 million of income from continuing operations before income taxes and equity earnings for the three months ended June 30, 2024, reflecting a 33.5% effective tax rate. The Company recorded income tax expense of $16.6 million on $75.7 million of income from continuing operations before income taxes and equity earnings for the three months ended June 30, 2023, reflecting a 21.9% effective tax rate.
The Company recorded income tax expense of $59.9 million on $181.0 million of income from continuing operations before income taxes and equity earnings for the six months ended June 30, 2024, reflecting a 33.1% effective tax rate. The Company recorded income tax expense of $27.6 million on $120.2 million of income from continuing operations before income taxes and equity earnings for the six months ended June 30, 2023, reflecting a 23.0% effective tax rate.
Dole’s effective tax rate varies significantly from period to period due to the level, mix and seasonality of earnings generated in Ireland and its various foreign jurisdictions, including the U.S. For the three months ended June 30, 2024, the Company’s income tax expense differed from the Irish statutory rate of 12.5% primarily due to U.S. GILTI provisions of the Tax Act, U.S. Subpart F income inclusion, a decrease in liabilities for uncertain tax positions, impacts of Pillar Two and operations in foreign jurisdictions that are taxed at different rates than the Irish statutory tax rate. For the six months ended June 30, 2024, the Company’s income tax expense differed from the Irish statutory rate of 12.5% primarily due to the gain on the sale of the equity interest in the Progressive Produce business taxed in the U.S., a nondeductible goodwill impairment charge, U.S. GILTI provisions of the Tax Act, U.S. Subpart F income inclusion, a decrease in liabilities for uncertain tax positions, impacts of Pillar Two and operations in foreign jurisdictions that are taxed at different rates than the Irish statutory tax rate. For the three and six months ended June 30, 2023, the Company’s income tax expense differed from the Irish statutory rate of 12.5% primarily due to U.S. GILTI provisions of the Tax Act, U.S. Subpart F income inclusion and operations in foreign jurisdictions that are taxed at different rates than the Irish statutory tax rate.
The Company’s net deferred tax liability is primarily related to acquired intangible assets and fair value adjustments resulting from the Merger and is net of deferred tax assets related to the U.S. federal interest disallowance carryforward, U.S. state and non-U.S. net operating loss carryforwards and other temporary differences. Dole maintains a valuation allowance against certain U.S. state and non-U.S. deferred tax assets. Each reporting period, the Company evaluates the need for a valuation allowance on deferred tax assets by jurisdiction and adjusts estimates as more information becomes available.
All post-1986 previously unremitted earnings for which no U.S. deferred tax liability had been accrued have been subject to U.S. tax. Dole plc is an Irish-based parent company and intends to continue to invest most or all of its foreign earnings, as well as capital in its foreign subsidiaries, indefinitely outside of Ireland and does not expect to incur any significant additional taxes related to such amounts. Also, from time to time, Dole may choose to repatriate anticipated future earnings of which some portion may be subject to tax and increase Dole’s overall tax expense for that fiscal year. The Company continues to evaluate its cash needs and may update its assertion in future periods.
During the year ended December 31, 2022, the tax authorities in one of Dole’s foreign jurisdictions issued an income tax assessment related to transfer pricing of approximately $30.0 million (including interest and penalties) for the 2017 tax year. The Company’s subsidiary appealed the assessment, and on March 9, 2023, the reviewing body annulled the assessment. The tax authority has begun a new audit, which the Company’s subsidiary has challenged based on the expiration of the statute of limitations. Based on the new audit, an assessment was issued in October 2023 of approximately $20.0 million (including interest and penalties) for the 2017 tax year. The Company continues to protest the reopening of the audit for 2017 on the grounds that the statute of limitations has expired, and the Company has also appealed the most recent assessment with the taxing authorities. On December 20, 2023, the Tax Administration issued a resolution to the filed appeal in which the tax authority confirmed its assessments against the Company. In response, the Company filed an appeal on February 15, 2024. On May 7, 2024, the taxing authorities notified the Company confirming all assessments included in the notice of deficiency and rejecting the statute of limitation appeal. On June 17, 2024, the Company filed an appeal with the Administrative Tax Court. The Company filed an addition to its appeal with additional technical evidence on August 1, 2024 with the Administrative Tax Court. The Company believes that based on an analysis of the facts and circumstances, applicable local law, tax regulations and case law, it is more likely than not that we will prevail. While the Company believes the likelihood of paying the assessment is remote, the timing of resolution remains uncertain.
See Note 9 “Income Taxes” to the unaudited condensed consolidated financial statements included herein for additional information on income taxes.

Results from discontinued operations, net of income taxes
Income from discontinued operations before income taxes for the three months ended June 30, 2024 was $21.9 million, compared to a prior year loss of $14.2 million. The increase is primarily due to improved underlying business performance in value-added products and higher pricing and volumes in fresh-packed products. The current year also benefited in comparison to the prior year which was negatively impacted by adverse weather-related events, costs from legal matters and significantly higher transaction costs. Income tax benefit of $10.3 million in the current year was primarily due to a change in an estimated deferred tax liability position. Net of income taxes, results from discontinued operations increased for the three months ended June 30, 2024 to income of $32.0 million from a loss of $11.4 million in the prior year.
Income from discontinued operations before income taxes for the six months ended June 30, 2024 was $37.0 million, compared to a prior year loss of $23.9 million. The improvement in results before income taxes is primarily driven by improved underlying performance in value-added products and higher pricing and volumes in fresh-packed products, as well as from the cessation of depreciation of fixed assets and amortization of operating lease right-of-use assets from March 31, 2023 onward, due to their classification as held for sale. The current year also benefited in comparison to the prior year which was negatively impacted by nonrecurring costs of weather-related events, costs from legal matters and the cyber incident. Income tax expense of $11.0 million in the current year was impacted by stronger trading results as discussed above. Net of income taxes, results from discontinued operations increased for the six months ended June 30, 2024 to income of $26.0 million from a loss of $25.9 million in the prior year.
Net income attributable to noncontrolling interests
In the three months ended June 30, 2024, net income attributable to noncontrolling interests decreased to $7.9 million from $10.0 million in the three months ended June 30, 2023, mainly due to the sale of the Group’s 65.0% interest in the Progressive Produce business in mid-March 2024.
In the six months ended June 30, 2024, net income attributable to noncontrolling interests decreased to $3.2 million from $16.4 million in the six months ended June 30, 2023, primarily due to the share of the goodwill impairment in the Diversified Fresh Produce – Americas & ROW reporting unit of $9.9 million described above attributable to noncontrolling interests, as well as the impact of the sale of the Progressive Produce business discussed above.

Segment Operating Results
Dole plc has the following segments: Fresh Fruit, Diversified Fresh Produce – EMEA and Diversified Fresh Produce – Americas & ROW. The Company’s reportable segments are based on (i) financial information reviewed by the Chief Operating Decision Maker (“CODM”), (ii) internal management and related reporting structures and (iii) the basis upon which the CODM assesses performance and allocates resources.
Segment performance is evaluated based on a variety of factors, of which revenue and adjusted earnings before interest expense, income taxes and depreciation and amortization (“Adjusted EBITDA”) are the financial measures regularly reviewed by the CODM.
Dole and its chief operating decision makers, Dole’s CEO and COO, use Adjusted EBITDA as the primary financial measure, because it is a measure commonly used by financial analysts in evaluating the performance of companies in the same industry. The adjustments in calculating Adjusted EBITDA have been made, because management excludes these amounts when evaluating performance, on the basis that such adjustments eliminate the effects of (i) considerable amounts of non-cash depreciation and amortization and (ii) items not within the control of the Company’s operations managers. Adjusted EBITDA is not calculated or presented in accordance with U.S. GAAP, but Adjusted EBITDA by segment is presented in conformity with ASC 280, Segments. Further, Adjusted EBITDA as used herein is not necessarily comparable to similarly titled measures of other companies. Adjusted EBITDA is not a substitute for income from continuing operations, net income attributable to Dole plc, net income, cash flows from operating activities or any other measure prescribed by U.S. GAAP.
Adjusted EBITDA is reconciled below to net income by taking consolidated net income and (1) subtracting the income or adding the loss from discontinued operations, net of income taxes; (2) adding the income tax expense or subtracting the income tax benefit; (3) adding interest expense; (4) adding depreciation charges; (5) adding amortization charges on intangible assets; (6) adding mark to market losses or subtracting mark to market gains related to unrealized impacts from certain derivative instruments and foreign currency denominated borrowings, realized impacts on noncash settled foreign currency denominated borrowings, net foreign currency impacts on liquidated entities and fair value movements on contingent consideration; (7) other items which are separately stated based on materiality, which, during the three and six months ended June 30, 2024 and June 30, 2023, included adding or subtracting asset write-downs from extraordinary events, net of insurance proceeds, subtracting the gain or adding the loss on the disposal of business interests, subtracting the gain or adding the loss on asset sales for assets held for sale and actively marketed property, adding impairment charges on goodwill and adding costs incurred for the cyber-related incident; and (8) the Company’s share of these items from equity method investments.

The following provides revenue by segment and a reconciliation of Adjusted EBITDA by segment to consolidated net income, which is the most directly comparable U.S. GAAP financial measure:

	Three Months Ended		Six Months Ended
	June 30, 2024	June 30, 2023	June 30, 2024	June 30, 2023

Segment Revenue:	(U.S. Dollars in thousands)
Fresh Fruit	$851,451	$839,043	$1,675,680	$1,637,953
Diversified Fresh Produce — EMEA	944,851	915,629	1,798,449	1,713,729
Diversified Fresh Produce — Americas & ROW	356,057	417,645	832,939	840,396
Total segment revenue	2,152,359	2,172,317	4,307,068	4,192,078
Intersegment revenue	(28,268)	(31,143)	(61,603)	(61,737)
Total consolidated revenue, net	$2,124,091	$2,141,174	$4,245,465	$4,130,341

Reconciliation of net income to Adjusted EBITDA
Net income	$88,065	$52,307	$153,501	$72,790
(Income) loss from discontinued operations, net of income taxes	(32,018)	11,438	(25,967)	25,944
Income from continuing operations	56,047	63,745	127,534	98,734
Adjustments:
Income tax expense	25,460	16,593	59,861	27,587
Interest expense	18,788	19,748	36,736	41,460
Depreciation	22,388	23,142	44,236	47,445
Amortization of intangible assets	1,886	2,574	4,159	5,190
Mark to market (gains) losses	(2,214)	1,035	(5,084)	1,857
(Gain) loss on asset sales	—	(10,387)	31	(14,554)
Gain on disposal of business	(1,995)	—	(75,945)	—
Goodwill impairment	—	—	36,684	—
Cyber-related incident	—	571	—	5,321
Other items	74	190	(1,726)	863
Adjustments from equity method investments	4,987	5,470	9,034	9,165
Total consolidated Adjusted EBITDA	$125,421	$122,681	$235,520	$223,068

Segment Adjusted EBITDA:
Fresh Fruit	$70,619	$65,816	$140,054	$135,027
Diversified Fresh Produce — EMEA	42,695	42,603	68,654	66,009
Diversified Fresh Produce — Americas & ROW	12,107	14,262	26,812	22,032
Total consolidated Adjusted EBITDA	$125,421	$122,681	$235,520	$223,068

The following tables illustrate the estimated impact of factors that have driven changes in segment revenues for the three and six months ended June 30, 2024, as compared to the three and six months ended June 30, 2023:

	Revenue for the three months ended
	June 30, 2023	Foreign exchange translation[1,2]	Acquisitions/ divestitures	Operational change[3]	June 30, 2024

	(U.S. Dollars in thousands)
Fresh Fruit	$839,043	$—	$—	$12,408	$851,451
Diversified Fresh Produce – EMEA	915,629	(8,737)	7,799	30,160	944,851
Diversified Fresh Produce – Americas & ROW	417,645	(899)	(108,061)	47,372	356,057
Intersegment revenue	(31,143)	—	—	2,875	(28,268)
	$2,141,174	$(9,636)	$(100,262)	$92,815	$2,124,091

	Revenue for the six months ended
	June 30, 2023	Foreign exchange translation[1,2]	Acquisitions/ divestitures	Operational change[3]	June 30, 2024

	(U.S. Dollars in thousands)
Fresh Fruit	$1,637,953	$—	$—	$37,727	$1,675,680
Diversified Fresh Produce – EMEA	1,713,729	3,932	13,971	66,817	1,798,449
Diversified Fresh Produce – Americas & ROW	840,396	(726)	(127,501)	120,770	832,939
Intersegment revenue	(61,737)	—		134	(61,603)
	$4,130,341	$3,206	$(113,530)	$225,448	$4,245,465
1 The impact of foreign exchange translation represents an estimate of the effect of translating the results of operations denominated in a foreign currency to U.S. Dollar at prior year average rates, as compared to the current year average rates.
2 While we acknowledge that the Fresh Fruit segment is impacted by foreign exchange translation, the impact is not easily determinable, as the prices for Fresh Fruit products in European markets are typically heavily impacted by the exchange rates between European currencies and the U.S. Dollar at the time contracts are set with customers (and for spot fruit at the time fruit is sold). This is due to the majority of Fresh Fruit products being sourced using U.S. Dollar terms.
3 Operational change represents the remaining change in revenue after isolating the impacts of foreign exchange translation and acquisitions and divestitures, which we believe are significant factors that impact the comparability of our operating results in comparison to the prior year. The operational change is discussed in greater detail below.

The following tables illustrate the estimated impact of factors that have driven changes in segment Adjusted EBITDA for the three and six months ended June 30, 2024, as compared to the three and six months ended June 30, 2023:

	Adjusted EBITDA for the three months ended
	June 30, 2023	Foreign exchange translation[1]	Acquisitions/ divestitures	Operational change[2]	June 30, 2024

	(U.S. dollars in thousands)
Fresh Fruit	$65,816	$45	$—	$4,758	$70,619
Diversified Fresh Produce – EMEA	42,603	(311)	257	146	42,695
Diversified Fresh Produce – Americas & ROW	14,262	(10)	(7,337)	5,192	12,107
	$122,681	$(276)	$(7,080)	$10,096	$125,421

	Adjusted EBITDA for the six months ended
	June 30, 2023	Foreign exchange translation[1]	Acquisitions/ divestitures	Operational change[2]	June 30, 2024

	(U.S. dollars in thousands)
Fresh Fruit	$135,027	$(1)	$—	$5,028	$140,054
Diversified Fresh Produce – EMEA	66,009	37	125	2,483	68,654
Diversified Fresh Produce – Americas & ROW	22,032	(19)	(8,626)	13,425	26,812
	$223,068	$17	$(8,501)	$20,936	$235,520
1 The impact of foreign exchange translation represents an estimate of the effect of translating the results of operations denominated in a foreign currency to U.S. Dollar at prior year average rates, as compared to the current year average rates.
2 Operational change represents the remaining change in Adjusted EBITDA after isolating the impacts of foreign exchange translation and acquisitions and divestitures, which we believe are significant factors that impact the comparability of our operating results in comparison to the prior year. The operational change is discussed in greater detail below.
Changes in segment revenue and segment Adjusted EBITDA are described in more detail below, with focus on operational changes which we believe are more reflective of the Company’s performance in comparison to the prior year. Unless otherwise noted, the changes discussed below are for the three and six months ended June 30, 2024, as compared to the three and six months ended June 30, 2023.
Fresh Fruit
The increase in Fresh Fruit revenue, net, for the three months ended June 30, 2024 (1.5% or $12.4 million) to $851.5 million was primarily due to higher volumes of bananas in Europe and North America, higher worldwide pricing of bananas and higher volume of plantains sold, partially offset by lower volumes and pricing for pineapples.
The increase in Fresh Fruit Adjusted EBITDA for the three months ended June 30, 2024 (7.3%, or $4.8 million) to $70.6 million was driven by higher revenue and lower fruit sourcing costs, partially offset by higher shipping costs.
The increase in Fresh Fruit revenue, net, for the six months ended June 30, 2024 (2.3%, or $37.7 million) to $1.7 billion was primarily due to higher worldwide volumes of bananas, pineapples and plantains sold and an increase in worldwide pricing of bananas and pineapples.
The increase in Fresh Fruit Adjusted EBITDA for the six months ended June 30, 2024 (3.7%, or $5.0 million) to $140.1 million was driven by higher revenue and lower fruit sourcing costs, partially offset by higher shipping costs and decreases in commercial cargo performance.
Diversified Fresh Produce – EMEA
The increase in Diversified Fresh Produce – EMEA revenue, net, for the three months ended June 30, 2024 (3.2%, or $29.2 million) to $944.9 million was primarily due to strong performance in Ireland, the U.K. and Spain, as well as an incremental positive impact of $7.8 million from acquisitions. This increase was partially offset by an unfavorable impact from foreign currency translation of $8.7 million, as a result of the weakening of the Euro and Swedish krona against the U.S. dollar in the quarter. Excluding the impact of foreign currency translation and acquisition and divestitures, revenue was 3.3%, or $30.2 million, ahead of the prior year.

The increase in Diversified Fresh Produce – EMEA Adjusted EBITDA for the three months ended June 30, 2024 (0.2%, or $0.1 million) to $42.7 million was primarily due to strong performance in the Nordics, Spain and South Africa, as well as a positive impact of $0.3 million from acquisitions. This increase was partially offset by a negative impact of $0.3 million from foreign currency translation as a result of the weakening of the British pound sterling and euro against the U.S. dollar. Excluding the impact of foreign currency translation and acquisition and divestitures, Adjusted EBITDA was 0.3%, or $0.1 million, ahead of the prior year.
The increase in Diversified Fresh Produce – EMEA revenue, net, for the six months ended June 30, 2024 (4.9%, or $84.7 million) to $1.8 billion was primarily due to strong performance in Ireland and the U.K., an incremental positive impact of $14.0 million from acquisitions and a favorable impact from foreign currency translation of $3.9 million, as a result of the strengthening of the British pound sterling and euro against the U.S. dollar. Excluding the impact of foreign currency translation and acquisition and divestitures, revenue was 3.9%, or $66.8 million, ahead of the prior year.
The increase in Diversified Fresh Produce – EMEA Adjusted EBITDA for the six months ended June 30, 2024 (4.0%, or $2.6 million) to $68.7 million was primarily due to strong performance in the Nordics, Spain and South Africa. Excluding the impact of foreign currency translation and acquisition and divestitures, Adjusted EBITDA was 3.8%, or $2.5 million, ahead of the prior year.
Diversified Fresh Produce – Americas & ROW
The decrease in Diversified Fresh Produce – Americas & ROW revenue, net, in the three months ended June 30, 2024 (14.7%, or $61.6 million) to $356.1 million was primarily due to the disposal of the Progressive Produce business in mid-March 2024. Excluding the impact of foreign currency translation and acquisitions and divestitures, revenue was 11.3%, or $47.4 million, ahead of the prior year, primarily due to seasonal timing benefits as well as positive underlying revenue growth in most commodities in North America.
The decrease in Diversified Fresh Produce – Americas & ROW Adjusted EBITDA in the three months ended June 30, 2024 (15.1%, or $2.2 million) to $12.1 million was primarily driven by the disposal of the Progressive Produce business. Excluding the impact of foreign currency translation and acquisitions and divestitures, Adjusted EBITDA was 36.4%, or $5.2 million, ahead of the prior year, primarily due to improved performance in our North American diversified business and the benefit of continued seasonal timing differences in South America.
The decrease in Diversified Fresh Produce – Americas & ROW revenue, net, in the six months ended June 30, 2024 (0.9%, or $7.5 million) to $832.9 million was primarily due to lower sales from the Progressive Produce business following its disposal in mid-March 2024. Excluding the impact of foreign currency translation and acquisitions and divestitures, revenue was 14.4%, or $120.8 million, ahead of the prior year, primarily due to seasonal timing differences in South American export countries, including higher volumes of cherries sold in the first quarter and a longer season in other commodities in the second quarter, as well as improved pricing and volumes across most commodities in the North American market. These positive impacts were partially offset by a decrease in revenue in berries.
The increase in Diversified Fresh Produce – Americas & ROW Adjusted EBITDA in the six months ended June 30, 2024 (21.7%, or $4.8 million) to $26.8 million was primarily driven by both seasonal timing differences in South American export markets, particularly in cherries but also in other commodities, and also by strong underlying performance in most commodities in North America. These positive impacts were significantly offset by the disposal of the Progressive Produce business. Excluding the impact of foreign currency translation and acquisitions and divestitures, Adjusted EBITDA was 60.9%, or $13.4 million, ahead of the prior year.

Liquidity and capital resources
Primary sources of cash flow for Dole have historically been cash flow from operating activities, the issuance of debt and bank borrowings. Dole has a history of borrowing funds internationally and expects to be able to continue to borrow funds over the long term. Material cash requirements have included payments of debt and related interest, capital expenditures, investments in companies, increases in ownership of subsidiaries or companies in which Dole holds equity investments and payments of dividends to shareholders.
Cash Flows
The following table summarizes Dole’s consolidated cash flows for the six months ended June 30, 2024 and June 30, 2023:

	Six Months Ended
	June 30, 2024	June 30, 2023

Cash flow (used in) provided by continuing operations, net:	(U.S. Dollars in thousands)
Operating activities	$5,258	$76,744
Investing activities	79,350	(16,512)
Financing activities	(149,391)	(52,899)
Foreign currency impact	(8,079)	3,210
Cash provided by discontinued operations, net	16,744	(8,308)
Net (decrease) increase in cash	(56,118)	2,235
Cash and cash equivalents, beginning	277,005	228,840
Cash and cash equivalents, ending	$220,887	$231,075

Cash flows provided by operating activities were $5.3 million for the six months ended June 30, 2024, compared to cash flows provided by operating activities of $76.7 million for the six months ended June 30, 2023. There was a decrease in cash flows during the current year due to normal seasonal impacts. There were higher outflows from receivables based on higher revenues (excluding the impact of divestitures) and timing of collections. There were outflows from inventories compared to inflows in the prior year. Prior year inflows from inventories were due to lower inventory levels in June 2023 when compared to the end of 2022, where there were higher levels of inventories to protect against sourcing challenges for paper and agricultural chemicals. These increased outflows from trade receivables and inventories in the current year were partly offset by inflows from accounts payables, accrued liabilities and other liabilities.
Cash flows provided by investing activities were $79.3 million for the six months ended June 30, 2024, compared to cash flows used of $16.5 million for the six months ended June 30, 2023. The increase in cash provided by investing activities was primarily attributable to proceeds related to the sale of the Progressive Produce business.
Cash flows used in financing activities were $149.4 million for the six months ended June 30, 2024, compared to $52.9 million used in for the six months ended June 30, 2023. The increase in cash used in financing activities was primarily attributable to higher repayments of debt, net of borrowings.
Cash provided by discontinued operations increased to $16.7 million for the six months ended June 30, 2024, compared to cash flows used in discontinued operations of $8.3 million for the six months ended June 30, 2023. The increase was primarily to strong operational performance, as well as the prior year being negatively impacted by nonrecurring costs of weather-related events and the cyber incident.
Cash taxes paid for the repatriation tax under Internal Revenue Code Section 965 in the six months ended June 30, 2024 and June 30, 2023 were $13.5 million and $10.2 million respectively. There are no repatriation tax payments due for the remainder of fiscal year 2024 and fiscal year 2025 payments are expected to be $16.7 million.
Net Debt
Net debt is the primary measure used by management to analyze the Company’s capital structure and financial leverage. Net debt is a non-GAAP financial measure, calculated as cash and cash equivalents less current debt, long-term debt and bank overdrafts, excluding debt discounts and issuance costs. Management believes that net debt is an important measure to monitor leverage and evaluate the consolidated balance sheets.

The following table sets forth a reconciliation of cash and cash equivalents and total debt to net debt as of June 30, 2024 and December 31, 2023:

	June 30, 2024	December 31, 2023

	(U.S. Dollars in thousands)
Cash and cash equivalents	$219,649	$275,580
Debt:
Long-term debt, net	(882,287)	(845,013)
Current maturities	(55,201)	(222,940)
Bank overdrafts	(38,613)	(11,488)
Total debt, net	(976,101)	(1,079,441)
Less: Unamortized debt discounts and issuance costs	(11,064)	(14,395)
Total gross debt	(987,165)	(1,093,836)
Net debt	$(767,516)	$(818,256)
Under the terms of the Credit Agreement entered into on March 26, 2021 (and subsequently amended on August 3, 2021), the Company has a senior secured revolving credit facility (the “Revolving Credit Facility”) in place which provides for borrowings of up to $600.0 million and two term loan facilities (“Term Loan A” and “Term Loan B”, together the “Term Loan Facilities”) which provided for borrowings of $300.0 million and $540.0 million, respectively.
Total amounts outstanding under the Revolving Credit Facility and the Term Loan Facilities were $754.1 million as of June 30, 2024. Under the terms of the Credit Agreement, the Company may be required to use a portion of the proceeds from the Vegetables exit process to make a prepayment on Term Loan A and Term Loan B. As of June 30, 2024, it is estimated that there will be no minimum prepayment associated with the Vegetables exit process. As the terms of alternative transactions develop, the estimated minimum prepayment may change. The Revolving Credit Facility has an expiration date of August 3, 2026.
On April 25, 2024, Dole voluntarily prepaid $100.0 million of its Term Loan A and Term Loan B facilities with proceeds from the sale of Progressive Produce.
Dole’s borrowings under these facilities and other borrowing arrangements are linked to both variable and fixed interest rates. Dole has entered into interest rate swaps in order to mitigate a significant portion of the interest rate risk associated with its variable-rate debt.
Both cash and debt are denominated in various currencies, though primarily in the U.S. Dollar, euro, British pound sterling and Swedish krona.
The Revolving Credit Facility and Term Loan Facilities are expected to provide long-term sustainable capitalization. See Note 12 “Debt” to the unaudited condensed consolidated financial statements included herein for additional detail on the Company’s debt.
Total Available Liquidity
Total available liquidity (defined as cash and cash equivalents plus available lines of credit) as of June 30, 2024 and December 31, 2023 was as follows:

	June 30, 2024	December 31, 2023

	(U.S. Dollars in thousands)
Cash and cash equivalents	$219,649	$275,580
Lines of credit	727,050	721,516
Total available liquidity	$946,699	$997,096
In addition, Dole utilizes third-party trade receivables sales arrangements to help manage its liquidity. Certain arrangements contain recourse provisions through which our maximum financial loss is limited to a percentage of receivables sold under the arrangements. Total facility amounts under all third-party trade receivables sales arrangements are $285.0 million in the aggregate.

As of June 30, 2024, the Company has derecognized trade receivables related to non-recourse facilities and facilities with recourse provisions of $23.8 million and $228.5 million, respectively. As of December 31, 2023 the Company had derecognized trade receivables related to non-recourse facilities and facilities with recourse provisions of $13.2 million and $246.8 million, respectively.
Commitments and Contingencies
As of June 30, 2024, there were no material changes in our commitments, contractual arrangements or contingencies as compared to those in described in our Annual Report on Form 20-F. Refer to Note 16 “Contingencies” to the unaudited condensed consolidated financial statements included herein for further detail on Dole’s contingencies.
Critical Accounting Estimates
The preparation of unaudited condensed consolidated financial statements in accordance with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenue and expenses. The Company bases estimates on past experience and other assumptions that are believed to be reasonable under the circumstances, and management evaluates these estimates on an ongoing basis. Actual results may differ from those estimates.
Critical accounting estimates are those that materially affect or could affect the unaudited condensed consolidated financial statements and involve difficult, subjective or complex judgments by management. A thorough understanding of these critical accounting estimates and their underlying nature, assumptions and inputs is essential when reviewing the unaudited condensed consolidated financial statements of the Company. Management believes that the areas of goodwill and indefinite-lived intangible assets, income taxes, and pension and other postretirement benefits are the most critical, as they involve the use of significant estimates and assumptions. There have been no material changes or additions to our critical accounting estimates identified above from those described in greater detail in our Annual Report on Form 20-F.
Item 3.    Quantitative and Qualitative Disclosures About Market Risk
There have been no material changes to the disclosures on this matter made in our Annual Report on Form 20-F.
Item 4.    Controls and Procedures
Management carried out an evaluation, under the supervision and with the participation of its CEO and Chief Financial Officer (“CFO”), of the effectiveness of the design and operation of the Company’s disclosure controls and procedures (as defined in Exchange Act Rule 13a-15(e)) as of June 30, 2024. Based upon that evaluation, the Company’s CEO and CFO concluded that the Company’s disclosure controls and procedures were effective as of June 30, 2024. There were no changes in internal control over financial reporting during the six months ended June 30, 2024 that materially affected, or are reasonably likely to affect, our internal control over financial reporting.

PART II - OTHER INFORMATION
Item 1. Legal Proceedings
Dole has been or is currently the subject of a number of legal proceedings and civil and criminal investigations and inquiries by governmental agencies. See Note 16 “Contingencies” to the unaudited condensed consolidated financial statements included herein for additional information. We are unable to predict how long such proceedings, investigations and inquiries will continue or the full scope of such investigations, but we anticipate that we will continue to incur significant costs in connection with these matters and that these proceedings, investigations and inquiries will result in a substantial distraction of management’s time, regardless of the outcome. These proceedings, investigations and inquiries may result in damages, fines, penalties, consent orders or other administrative action against us and/or certain of our officers, or in changes to our business practices, and any such fines or penalties could be greater than we currently anticipate. Furthermore, publicity surrounding these proceedings, investigations and inquiries or any enforcement action as a result thereof, even if ultimately resolved favorably for us, could result in additional investigations and legal proceedings. As a result, although these proceedings, investigations and inquiries could have an adverse effect on our reputation, business, financial condition and results of operations, we do not expect them to have a material adverse effect, individually or in the aggregate, on Dole’s results of operation, financial condition or cash flows.
Item 1A. Risk Factors
In addition to the other information set forth in this report, users should carefully consider the factors discussed in Part I, “Item 3D. Risk Factors” in our Annual Report on Form 20-F, as updated and supplemented below, which could materially affect our business, financial condition or future results. These risks are not the only risks facing the Company, and additional risks and uncertainties not yet known or currently deemed to be immaterial could materially adversely affect our business, financial condition or future results.
There have been no material changes from the risk factor information disclosed in Part I, “Item 3D. Risk Factors” in our Annual Report on Form 20-F, other than as updated and supplemented below.
Item 5. Other Information
None.